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U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB /A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 7)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

1. Kyushu Matsushita Denki Kabushiki Kaisha
2. Matsushita Seiko Kabushiki Kaisha
3. Matsushita Kotobuki Denshi Kogyo Kabushiki Kaisha
4. Matsushita Denso Shisutemu Kabushiki Kaisha
5. Matsushita Tsushin Kogyo Kabushiki Kaisha †

(Names of Subject Companies)

1. Kyushu Matsushita Electric Co., Ltd.
2. Matsushita Seiko Co., Ltd.
3. Matsushita Kotobuki Electronics Industries, Ltd.
4. Matsushita Graphic Communication Systems, Inc.
5. Matsushita Communication Industrial Co., Ltd. †

(Translation of Subject Companies' Names into English (if applicable))

† See Note on page 2.

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Matsushita Electric Industrial Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Shigeru Nakatani
Panasonic Finance (America), Inc.
1 Rockefeller Plaza, Suite 1001
New York, New York 10020-2002
(212) 698-1365
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Companies)

N/A
(Date Tender Offer/Rights Offering Commenced)

Note:

On June 6, 2002, Matsushita Electric Industrial Co., Ltd. (the "Company") filed with the Securities and Exchange Commission (the "Commission") an application to withdraw the Company's Registration Statement on Form F-4 (File No. 333-84588), which was originally filed with the Commission on March 20, 2002 and amended by Amendment No. 1 thereto filed on May 10, 2002. The Registration Statement had not been declared effective prior to the filing of the application. No securities were issued or sold pursuant thereto. The Company requested the withdrawal of the Registration Statement due to the Company's determination that the offering of the securities registered thereby, relating to the share exchange between the Company and Matsushita Communication Industrial Co., Ltd. ("Matsushita Communication"), qualify for the registration exemption provided by Rule 802 promulgated under the Securities Act of 1933, as amended.

By Amendment No. 6 to Form CB, which was filed with the Commission on June 6, 2002, (i) Matsushita Communication has been named as an additional subject company, and (ii) the documents previously filed by the Company under Form CB and Amendments No. 1 through No. 5 thereto, which documents are referred to herein, have been deemed to relate to the above-referenced share exchange between the Company and Matsushita Communication.

PART I. INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

Exhibit number	Description
1	Notice of the 60th Ordinary General Meeting of Shareholders distributed to the Shareholders of Kyushu Matsushita Electric Co., Ltd. (excerpt)
2	Notice of the 67th Ordinary General Meeting of Shareholders distributed to the Shareholders of Matsushita Seiko Co., Ltd. (excerpt)
3	Notice of the 48th Ordinary General Meeting of Shareholders distributed to the Shareholders of Matsushita Kotobuki Electronics Industries, Ltd. (excerpt)
4	Notice of the 53rd Ordinary General Meeting of Shareholders distributed to the shareholders of Matsushita Communication Industrial Co., Ltd. (excerpt)

Item 2. *Informational Legends*

For each of the documents filed as Exhibits 1 though 4, the required legends are included on the page immediately following the cover page of the document.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached as exhibits to this Form:

Exhibit number	Description
A	Press release, dated January 10, 2002, concerning the proposed exchanges of shares of common stock of Matsushita Electric Industrial Co., Ltd. for shares of common stock of five of its majority-owned subsidiaries (the five subject companies referred to above)*
B	Press release, dated January 10, 2002, concerning the proposed repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its common stock*
C	Press release, dated January 10, 2002, concerning the business plan of Matsushita Electric Industrial Co., Ltd. for the year ending March 31, 2003*
D	Press release, dated January 29, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above**

E	Press release, dated February 21, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above***
F	Press release, dated March 20, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above****
G	Press release, dated April 22, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above*****
H	Press release, dated April 26, 2002, concerning the signing of the share exchange agreements for the proposed share exchanges referred to in A above******
I	Press release, dated April 26, 2002, concerning the groupwide business and organizational restructuring agreed to by Matsushita Electric Industrial Co., Ltd. and the five majority-owned subsidiaries referred to in A above******

---

* Previously furnished to the Commission as part of Form CB on January 11, 2002.

** Previously furnished to the Commission as part of Form CB (Amendment No.1) on January 29, 2002.

*** Previously furnished to the Commission as part of Form CB (Amendment No.2) on February 21, 2002.

**** Previously furnished to the Commission as part of Form CB (Amendment No.3) on April 5, 2002.

***** Previously furnished to the Commission as part of Form CB (Amendment No.4) on April 22, 2002.

****** Previously furnished to the Commission as part of Form CB (Amendment No.5) on April 26, 2002.

PART III. CONSENT TO SERVICE OF PROCESS

Matsushita Electric Industrial Co., Ltd. has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on January 11, 2002.

PART IV. SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

By: /s/ TETSUYA KAWAKAMI

Tetsuya Kawakami
Director and Chief Financial Officer

Date: June 10, 2002

Exhibit 1

(English Excerpt)

NOTICE OF
THE 60TH ORDINARY GENERAL MEETING
OF SHAREHOLDERS

to be held in Fukuoka, Japan

on June 27, 2002

This is an English translation from Japanese of a notice circulated to shareholders in Japan, extracting the portions concerning the proposal related to the share exchange agreement with Matsushita Electric Industrial Co., Ltd., to comply with requirements of the U.S. Securities Act of 1933.

Kyushu Matsushita Electric Co., Ltd.

Fukuoka, Japan

To: Shareholders in the United States

The exchange offer or business combination referred to in this Notice is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document (other than the consolidated financial statements of Matsushita Electric Industrial Co., Ltd.), if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

Editor's notes:

1. The financial statements and other statements included in this Notice of Shareholders Meeting (excerpt) are prepared primarily on a non-consolidated basis in accordance with Japanese regulations. As reference material, however, consolidated financial statements are also provided herein. Non-consolidated and consolidated financial statements should not be confused with each other.
2. In accordance with the Regulations concerning Financial Documents under the Japanese Commercial Code, all amounts less than one million yen have been omitted in the financial statements in this Notice, unless otherwise indicated.

June 10, 2002

Dear Shareholders:

Notice of the 60th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 60th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the referential materials contained herein and to mail, as soon as possible, the voting exercise card duly signed by you after marking "for" or "against" each bill.

****

1. **Date:** 10:00 a.m., Thursday, June 27, 2002
2. **Place:** Corporate Head Office located at 1-62, Minoshima 4-chome, Hakata-ku, Fukuoka
3. **Purposes of the Meeting:**

– Matters to be Reported:

The business report, balance sheet and statement of operations with respect to the 60th fiscal period from April 1, 2001 to March 31, 2002

[Translation omitted]

– Matters to be Acted Upon:

Bill No. 1: To approve the proposed allocation of profit with respect to the 60th fiscal period

[Translation omitted]

Bill No. 2: To make partial amendments to the Company's Articles of Incorporation

[Translation omitted]

Bill No. 3: To approve the Share Exchange Agreement between the Company and Matsushita Electric Industrial Co., Ltd.

[See the following pages]

Bill No. 4: To elect 7 directors

[Translation omitted]

Bill No. 5: To elect 3 corporate auditors

[Translation omitted]

Bill No. 6: To grant retirement allowances to retiring directors for their meritorious service

[Translation omitted]

Bill No. 7: To grant retirement allowances to retiring corporate auditors for their meritorious service

[Translation omitted]

Sincerely yours,

Hajime Sakai
President and Director
Kyushu Matsushita Electric Co., Ltd.
1-62 Minoshima 4-chome, Hakata-ku, Fukuoka

[Shareholders attending the meeting are requested to hand in the voting exercise card at the reception desk of the meeting venue.]

[Reference Material for Exercise of Voting Rights (excerpt)]

Bill No. 3: To approve the Share Exchange Agreement between the Company and Matsushita Electric Industrial Co., Ltd.

(1) Reasons for necessitating the share exchange

To achieve new growth in the 21st century, the Matsushita Group began its mid-term business plan called "Value Creation 21" for the period from April 2001 to March 2004. Under the "Deconstruct and Create" theme, a series of restructuring initiatives have been implemented.

In a further effort to secure continued growth and strengthen earnings capability for maximization of corporate value, the Group is seeking to achieve optimum allocation of all management resources of the Matsushita Group and enhance management speed. In line with this initiative, the Company has decided to become a wholly-owned subsidiary of its parent company, Matsushita Electric Industrial Co., Ltd., by way of a share exchange, with the effective date set for October 1, 2002. Hereafter, the Company will proceed with sharing comprehensive Groupwide business and organizational restructuring, clarifying business areas of responsibility for each operating division and thereby re-establishing an autonomous management structure, in accordance with the following basic policies:

① Eliminate duplication of business lines and counterproductive competition within the Matsushita Group.

② Unify and concentrate R&D resources into strategic areas to achieve optimum results from a Groupwide perspective.

③ Establish a totally integrated operational structure in each business area, with full responsibility to customers for development, manufacturing and sales.

Management would appreciate shareholders' approval of the share exchange agreement (the Share Exchange Agreement) upon understanding of the intent of this share exchange, and your continued support of our endeavors.

(2) The Share Exchange Agreement

The following sets out the terms of the Share Exchange Agreement entered into by the Company and Matsushita Electric Industrial Co., Ltd. on April 26, 2002.

SHARE EXCHANGE AGREEMENT

(copy)

Matsushita Electric Industrial Co., Ltd. (hereinafter referred to as "MEI") and Kyushu Matsushita Electric Co., Ltd. (hereinafter referred to as "KME") hereby execute this share exchange agreement (hereinafter referred to as "this Agreement") as set forth herein.

(Share Exchange)

Article 1 MEI and KME shall implement the share exchange in accordance with the manner set forth in Articles 352 through 363 of the Commercial Code of Japan, whereby MEI shall be the 100% parent company of KME and KME shall become the wholly-owned subsidiary of MEI.

(Shares to be Allotted upon Share Exchange)

Article 2 Upon the share exchange, MEI shall issue 48,910,956 shares of common stock and allot them to those shareholders (including the beneficial shareholders; hereinafter the same shall apply) whose names appear as such on the register of shareholders of KME (including the register of beneficial shareholders; hereinafter the same shall apply) as of the close of the day immediately preceding the date of the share exchange, at the ratio of 0.576 shares of common stock of MEI per each common stock of KME held by such shareholders; provided, however, that no shares of MEI shall be allotted to 90,225,994 shares of KME held by MEI.

(Date of Commencement for Calculating Dividends)

Article 3 The dividends on the 48,910,956 shares of common stock of MEI to be allotted in accordance with the provisions of Article 2 shall be calculated, commencing on October 1, 2002.

(Amounts of Capital Stock and Capital Surplus to be Increased)

Article 4 The amounts of capital stock and capital surplus to be increased due to the share exchange shall be as follows:

(1) Capital Stock to be increased: ¥0

(2) Capital Surplus to be increased: The amount calculated by the following formula;

$$\text{Net assets of KME existing as of the date of the share exchange} \times \frac{\text{Number of shares of KME to be transferred to MEI upon the share exchange}}{\text{Total number of outstanding shares of KME}}$$

(Date of Share Exchange)

Article 5 The date on which the share exchange shall become effective shall be October 1, 2002; provided, however, that the parties hereto may agree to change such date upon consulting each other, if necessary.

(Management of Property, etc.)

Article 6 Upon execution of this Agreement until the date of the share exchange, each of the parties hereto shall carry out its business and manage all of its properties with the due care of a good manager (zenryo-naru-kanrisha-no-chui), and shall, only after negotiation and agreement between them, engage in any activity that may materially affect its properties, rights and obligations.

(Dividends)

Article 7 Each of MEI and KME may pay dividends to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of March 31, 2002 up to the following amount.

(1) ¥3.75 per share, ¥7,814,000.000 in the aggregate for MEI

(2) ¥5 per share, ¥876,000,000 in the aggregate for KME

(Interim Dividends)

Article 8 Each of MEI and KME may pay interim dividends (cash distributions pursuant to Article 293-5 of the Commercial Code of Japan) to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of September 30, 2002 up to the following amount.

(1) ¥6.25 per share, ¥14,973,000,000 in the aggregate for MEI

(2) ¥5 per share, ¥1,051,000,000 in the aggregate for KME

(Term of Office of Directors and Corporate Auditors Assuming Office before the Date of Share Exchange)

Article 9 The term of office of the Directors and Corporate Auditors of MEI who assumed such office before the date of the share exchange shall be until the end of their respective terms, as they would be in such office had the share exchange not been made.

(Shareholders' Meetings to Approve this Agreement)

Article 10 Each of MEI and KME shall convene its shareholders' meeting (hereinafter referred to as the "Shareholders' Meetings") to be held on June 27, 2002 and seek an approval by its shareholders for this Agreement and other matters necessary for the share exchange; provided, however, that MEI and KME may agree to change the date on which the Shareholders' Meetings are to be held, if necessary, upon consulting each other.

(Change of Terms of Share Exchange and Termination of this Agreement)

Article 11 In the event of any material changes in the conditions of assets or business operations of MEI or KME during the period between the date of execution hereof and the date of the share exchange, MEI and KME may agree to change the terms and conditions of the share exchange and other contents of this Agreement or terminate this Agreement upon consulting each other.

(Validity of this Agreement)

Article 12 This Agreement shall cease to have any effect if the share exchange is not approved at either of the Shareholders' Meetings of MEI or KME set forth in Article 10.

(Matters for Negotiation)

Article 13 In addition to the matters set forth in this Agreement, any matters necessary with respect to the share exchange shall be determined upon negotiation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate and, upon signing and sealing hereof, and each of MEI and KME retains one (1) copy hereof.

April 26, 2002

MEI: MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
1006, Oaza Kadoma, Kadoma-shi, Osaka
President: Kunio Nakamura

KME: KYUSHU MATSUSHITA ELECTRIC CO., LTD.
1-62, Minoshima 4-chome, Hakata-ku, Fukuoka-shi
President: Hajime Sakai

(3) Explanation concerning the share exchange ratio pursuant to Paragraph 1, Item 2 of Article 354 of the Commercial Code of Japan

Explanation Concerning Share Exchange Ratio

With respect to the share exchange scheduled for October 1, 2002, between Kyushu Matsushita Electric Co., Ltd. (the Company) and Matsushita Electric Industrial Co., Ltd. (MEI), the share exchange ratio (the Share Exchange Ratio) was determined as follows:

① The Company requested Deloitte Tohmatsu Corporate Finance Co., Ltd. (Deloitte Tohmatsu) for calculation of the Share Exchange Ratio to be used as a reference for the Company in commencing negotiations with MEI concerning the Share Exchange Ratio. The Company received a report from Deloitte Tohmatsu as to a reasonable range as the Share Exchange Ratio, upon their comprehensive consideration of the results of analyses such as market price analysis and discounted cash flow analysis. MEI also posted a similar request to Nomura Corporate Advisors Co., Ltd. (currently, Nomura Securities Co., Ltd.: hereinafter "Nomura Securities"), and received a report from them on calculation concerning the Share Exchange Ratio.

② Based on these reports, the Company and MEI held a number of negotiation sessions. As a result, the proposal to implement a Share Exchange Ratio of 0.576 for one (0.576 shares of MEI to be issued in exchange for one share of KME) was submitted to each company's Board of Directors' meeting on January 10, 2002. The Board of Directors of the Company approved the Share Exchange Ratio and concluded a Memorandum of Understanding (MOU) with MEI, setting forth the Share Exchange Ratio, on the same day. The MOU provides, among other things, that this share exchange is independent and separate from, and shall not be affected in any way by, other share exchanges that may be implemented between MEI and companies other than the Company, and that, in the event any material changes arise in the conditions of assets or business operations of MEI or the Company, the parties may terminate the MOU upon mutual consultation.

③ The Company meanwhile received a report from Deloitte Tohmatsu to the effect that as of January 10, 2002, the Share Exchange Ratio of 0.576 MEI shares for each Company share to be submitted as the proposal fell within a reasonable range from a financial viewpoint.

④ On the same day, the Company publicly announced the fact that it entered into the MOU and the contents thereof.

⑤ In April 2002, the Company, preceding the signing of the Share Exchange Agreement with MEI, once again requested Deloitte Tohmatsu to investigate the reasonability from a financial viewpoint of the Share Exchange Ratio determined on January 10, 2002. In response to this request, Deloitte Tohmatsu reported to the Board of Directors of the Company that, as of April 26, 2002, the Share Exchange Ratio of 0.576 MEI shares for each Company share fell within a reasonable range from a financial viewpoint.

⑥ Upon receipt of this report, the Company subsequently obtained approval at the meeting of its Board of Directors held on the same day, and entered into the Share Exchange Agreement. setting forth the Share Exchange Ratio therein.

⑦ The Company has also confirmed that MEI obtained a report from Nomura Securities as its financial advisor to the effect that the Share Exchange Ratio provided in the Share Exchange Agreement is fair and reasonable.

The report from Deloitte Tohmatsu Corporate Finance Co., Ltd. concerning the Share Exchange Ratio is as shown on pages 6~7.

[Copy of Report from Deloitte Tohmatsu Corporate Finance Co., Ltd.]

[English Translation For Reference Purpose Only]

April 26, 2002

To: The Board of Directors
Kyushu Matsushita Electric Co., Ltd.

Analysis of the Share Exchange Ratio

Kyushu Matsushita Electric Co., Ltd. ("KME") requested Deloitte Tohmatsu Corporate Finance Co., Ltd. ("Deloitte Tohmatsu") to perform an evaluation as to the reasonability from a financial viewpoint of the share exchange ratio ("Share Exchange Ratio") set forth in the Memorandum of Understanding for the Share Exchange ("MOU") executed on January 10, 2002 between KME and Matsushita Electric Industrial Co., Ltd. ("MEI"), in advance of the execution of the share exchange agreement ("Share Exchange Agreement") between KME and MEI. The MOU states, among other things, that a share exchange ("Share Exchange") will be implemented whereby MEI will acquire all the outstanding shares of KME and KME will become a wholly-owned subsidiary of MEI, and that, in implementing the Share Exchange, MEI will allot and deliver its shares of common stock at a ratio of 0.576 MEI shares for one share of KME common stock.

Prior to execution of the MOU by KME, Deloitte Tohmatsu performed a calculation ("Calculation") to derive a reasonable range for the Share Exchange Ratio, and presented the results thereof to KME. Furthermore, on January 10, 2002, Deloitte Tohmatsu submitted a report to the Board of Directors of KME stating that the Share Exchange Ratio fell within the reasonable range. In carrying out the Calculation, Deloitte Tohmatsu went through the following procedures and analysis with respect to KME and MEI:

(1) Reading of the representation letters which KME and MEI furnished in late December 2001 to Nomura Corporate Advisors Co., Ltd. (currently "Nomura Securities Co., Ltd.") and Deloitte Tohmatsu concerning significant events that were anticipated to arise through the date of the Share Exchange (October 1, 2002);

(2) Analysis of the annual securities reports of KME and MEI for the latest three fiscal years and other publicly-announced information concerning the business and financial condition of KME and MEI, which Deloitte Tohmatsu deemed necessary as a basis for preparing its opinion;

(3) Analysis of the semiannual reports of KME and MEI for the first semiannual period ended September 30, 2001;

(4) Interviews with the managements of KME and MEI concerning changes in the forecasts of their financial results for the fiscal year ended March 31, 2002, together with confirmation as to any possible impact thereof on the matters confirmed through the procedures referred to in (5) and (6) below;

(5) Examination of interest-bearing indebtedness and non-operating assets based upon publicly-disclosed information of KME and MEI and information furnished by KME and MEI concerning the market value, etc., of their assets and liabilities;

(6) Analysis and examination of the consolidated financial forecasts of KME and MEI covering the period through March 31, 2007, along with supplementary materials related thereto, which were prepared by the managements of KME and MEI and furnished to Deloitte Tohmatsu, followed by interviews with the managements of KME and MEI concerning such financial forecasts;

(7) Interviews with the managements of KME and MEI concerning their businesses, the outlook of KME and MEI before and after the implementation of the projected Share Exchange, and the strategic reasonability and merits of the combination;

(8) Reading of the audit records of auditing for KME conducted by Tohmatsu & Co. (for the fiscal year ended March 31, 2001 and for the semiannual period ended September 30, 2001) and interviews with said audit firm; and

(9) Historical trend analysis of KME and MEI's past financial results, market value analysis of their shares with analysis of share trading, and comparative analysis of similar dealings of other companies.

After the execution of the MOU by KME, Deloitte Tohmatsu went through the following procedures and analysis:

(1) Reading of the MOU dated January 10. 2002 entered into between KME and MEI;

(2) Reading of the press release dated January 10, 2002 related to the Share Exchange ("Press Release");

(3) Reading of the financial forecasts of MEI announced publicly during the period from January 11, 2002 through the date of this letter; and

(4) Interviews with the managements of KME and MEI concerning the state of their business operations, assets and financial condition, the future outlook thereof, and the effects of revisions in their financial results forecasts.

In preparing this letter, Deloitte Tohmatsu also went through the following procedures:

(1) Reading of the press releases KME and/or MEI have published since January 11, 2002; and

(2) Reading of the representation letters which KME and MEI furnished to Nomura Securities and Deloitte Tohmatsu on April 26, 2002 concerning significant events expected to arise through the date of the Share Exchange (October 1, 2002).

As a result of the above procedures and analysis and under the assumptions and conditions expressed in this letter, Deloitte Tohmatsu has confirmed that, as of the date of this letter, the Share Exchange Ratio, from a financial viewpoint, does fall within a reasonable range to shareholders of KME.

* * * * * * * * * * * * * * * * * * * *

This letter was prepared based on the assumption that the information furnished to Deloitte Tohmatsu and all publicly-available financial and other information is accurate and complete. Deloitte Tohmatsu has not independently verified all such information and, therefore, assumes no responsibility as to the accuracy or completeness thereof. This letter was prepared also on the assumption that the financial forecasts, business plans, etc., furnished to Deloitte Tohmatsu by KME and MEI have been mutually verified as to the terms of their contents by KME and MEI and reflect the best judgment and expectations of the managements of KME and MEI. Furthermore, Deloitte Tohmatsu has not conducted any physical investigation of the properties, plants, equipment, etc., of KME and MEI nor has it conducted any evaluation or appraisal of the assets and liabilities of KME and MEI or received any expert certificates of such evaluations or appraisals from KME or MEI. Depending upon changes in circumstances that may arise hereafter, the analysis of this letter may be affected accordingly. Nevertheless, Deloitte Tohmatsu has not undertaken, nor is it obligated, to revise, change or supplement the contents of this letter after the date hereof.

This letter was prepared for the sole purpose of serving as a reference for the Board of Directors of KME in entering into the Share Exchange Agreement with MEI to verify the reasonability of the Share Exchange Ratio from a financial viewpoint. Deloitte Tohmatsu recognizes, however, that this letter may be disclosed to shareholders of KME as material to which the Board of Directors of KME referred in confirming the reasonability of the Share Exchange Ratio. Disclosure of this letter for purposes other than the above, including disclosure to any third parties or copying or quoting herefrom, is not permitted without the prior written consent of Deloitte Tohmatsu. This letter is not intended to offer an opinion as to KME's management judgment nor act as a solicitation or recommendation to KME's shareholders in the exercise of their voting rights with respect to the Share Exchange. Likewise, this letter is not intended to provide a forecast of future share prices or enterprise values of KME or MEI.

Deloitte Tohmatsu Corporate Finance Co., Ltd.
Chief Executive Officer
Minoru Takeda

(4) The balance sheets and statements of operations of the companies conducting the share exchange, pursuant to Paragraph 1, Items 3 and 5 of Article 354 of the Commercial Code of Japan

1. The balance sheet and statement of operations of Kyushu Matsushita Electric Co., Ltd. are as follows:

Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**141,472**
Cash and deposits	13,438
Group deposits	47,000
Trade accounts receivable	48,160
Finished goods	5,073
Raw materials, work in process and supplies	14,910
Deferred tax assets	8,021
Other receivables	3,249
Other current assets	1,737
Allowance for doubtful receivables	(120)
Fixed assets	**89,823**
Tangible fixed assets	**31,196**
Buildings	12,361
Structures	1,043
Machinery and equipment	9,365
Vehicles	27
Tools, furniture and fixtures	2,426
Land	5,687
Construction in progress	283
Intangibles	**1,745**
Patent and trademark rights	1,112
Other intangibles	632
Investments and other assets	**56,881**
Investment securities	21,874
Investments in subsidiaries	8,957
Investments in equity of subsidiaries, other than capital stock	2,637
Deferred tax assets	11,096
Other assets	12,345
Allowance for doubtful receivables	(30)
Total assets	**231,295**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million have been omitted.

2. "Group deposits" are deposits with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matushita Group companies.

3. Short-term receivables from parent company ¥41,974 million
Long-term receivables from parent company ¥ 400 million
Short-term payables to parent company ¥ 5,324 million
Short-term receivables from subsidiaries ¥ 6,387 million
Long-term receivables from subsidiaries ¥ 3,100 million
Short-term payables to subsidiaries ¥ 3,582 million

4. Accumulated depreciation of tangible fixed assets ¥90,579 million

5. Leased assets (manufacturing equipment, computers, etc.) are not included in the above Fixed assets.

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**51,766**
Trade accounts payable	16,848
Other payables	936
Accrued expenses	22,134
Accrued income taxes	1,518
Employees' deposits	9,037
Other current liabilities	1,291
Long-term liabilities	**22,792**
Employee retirement and severance benefits	22,792
Total liabilities	**74,559**

Shareholders' Equity

Capital stock	**29,845**
Statutory reserves	**41,623**
Capital reserve	36,886
Legal reserve	4,736
Retained earnings	**85,923**
Reserve for special depreciation	740
Reserve for advanced depreciation	115
Reserve for advanced depreciation of substitutive tangible assets	357
Reserve for dividends	5,910
Contingency reserve	78,350
Unappropriated retained earnings at end of period	449
[Net income (loss) for period	(2,628)]
Unrealized holding gains (losses) of available-for-sale securities, etc.	**(626)**
Treasury stock	**(29)**
Total shareholders' equity	**156,735**
Total liabilities and shareholders' equity	**231,295**

(Notes) 6. Major foreign currency assets:

Investments in subsidiaries	MYR 42,512 thousand	(¥2,362 million)
	Stg£ 12,000 thousand	(¥2,632 million)
	US$ 19,200 thousand	(¥2,350 million)
	THB 90,000 thousand	(¥ 315 million)
	PHP300,000 thousand	(¥ 721 million)
Investment in equity of subsidiaries, other than capital stock	US$ 21,000 thousand	(¥2,637 million)

7. Net income (loss) per share for the period (April 1, 2001 to March 31, 2002) ········ (14.95) yen

Statement of Operations

Recurring Profit & Loss	from April 1, 2001 to March 31, 2002
Operating income and expenses	(In millions of yen)
Net sales	**298,902**
Cost of sales	(240,173)
Selling, general and administrative expenses	(55,324)
Operating profit	**3,404**
Non-operating income and expenses	
Non-operating income	
Interest and dividend income	1,128
Other	2,359
Non-operating expenses	
Interest expense	(128)
Other	(3,848)
Recurring profit	**2,915**
Non-recurring Profit & Loss	
Non-recurring loss	
Loss on disposal of inventories	(958)
Loss on valuation of investment securities	(39)
Additional retirement allowance under special early retirement program	(6,621)
Income (loss) before income taxes	**(4,704)**
Provision for income taxes	
Current	(1,800)
Deferred	3,875
Net income (loss)	**(2,628)**
Unappropriated retained earnings brought forward from the previous period	5,139
Retirement of treasury stock	(1,184)
Interim dividend	(876)
Unappropriated retained earnings at end of period	449

(Notes) 1. Amounts less than ¥1 million have been omitted.

2. Sales to parent company ¥289,614 million
   Purchases from parent company ¥ 14,773 million
   Transactions with parent company other than sales and purchases ¥ 589 million
3. Sales to subsidiaries ¥ 3,691 million
   Purchases from subsidiaries ¥ 23,978 million
   Transactions with subsidiaries other than sales and purchases ¥ 3,516 million

Summary of Significant Accounting Policies

1. Valuation method of inventories:
   - Finished goods, work in process — Lower of cost or market, retail method
   - Raw materials, supplies — Lower of cost, determined by last purchase price method, or market
2. Valuation method of securities:
   - Investments in subsidiaries and affiliates — Valuation at cost, with cost determined by the moving average method
   - Other securities
     - Items with a market value: market valuation based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders' equity. The cost of other securities sold is computed based on the moving average method.)
     - Items with no market value: valuation at cost, with cost determined by the moving average method
3. Method of depreciation of tangible fixed assets — Declining-balance method
   (Depreciation for buildings purchased on and after April 1, 1998 is computed based on the straight-line method)
   The principle estimated useful lives range as follows:
   Buildings and structures .... 10~50 years
   Machinery, equipment and vehicles .... 4~7 years
4. Accrual for employee retirement and severance benefits:
   The Company has established a defined benefit type system for employees' pension funds and retirement and severance benefits.
   Liabilities incurred from the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end.
   The transition obligation amounting to ¥1,064 million recognized at the adoption of new accounting standards is being amortized on a straight-line basis over 15 years.
   Prior service liabilities are amortized on a straight-line basis over a fixed period (15 years) within the average years of remaining service of employees at the time such prior service liabilities arose.
   The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period. over a fixed period (15 years) within the average years of remaining service of employees at the time such actuarial gains and losses arose.
5. Translations of foreign currency denominated assets and liabilities into yen:
   Foreign currency denominated receivables and payables are translated into yen at year-end rates, and differences from transaction rates are entered as gains or losses.
6. Leases:
   Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
7. Consumption tax, etc. are excluded from all items in the statement of operations.

Additional Information

1. Treasury stock:
   Treasury stock, previously accounted for in current assets, is now included at the bottom of Shareholders' Equity from this fiscal period, to conform to revised regulations concerning financial documents.
2. Change in transaction price:
   With respect to sales transactions in the consumer products area in Japan, the Company changed the transaction price to more accurately reflect the actual condition of the market, with the objective of realizing management that can respond quickly and properly to changes in the market to attain customer satisfaction. The new price is lower than the previous one by an amount that is deemed comparable to sales promotion expenses. This change resulted in a decrease in net sales and sales promotion expenses, each by ¥891 million, in this past fiscal year, compared to the case calculated using the previous transaction price. Operating profit is not affected by this change.

2. The balance sheet and statement of operations of Matsushita Electric Industrial Co., Ltd. are as follows:

Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**1,759,207**
Cash and deposits	736,022
Trade notes receivable	24,515
Trade accounts receivable	545,119
Marketable securities	2,973
Other receivables	87,290
Advance payments	14,020
Short-term loans	21,259
Deferred tax assets	127,453
Allowance for doubtful receivables	(4,430)
Finished goods, merchandise and semi-finished goods	111,650
Raw materials, supplies and work in process	88,755
Other current assets	4,576
Fixed assets	**2,806,764**
Tangible fixed assets	**465,202**
Buildings	187,742
Structures	8,060
Machinery and equipment	160,970
Vehicles	148
Tools, furniture and fixtures	20,335
Land	67,518
Construction in progress	20,426
Intangibles	**30,468**
Patent and trademark rights	4,000
Software	17,551
Facility utility and other rights	8,917
Investments and other assets	**2,311,093**
Investment securities	595,885
Investments in subsidiaries	1,361,915
Investments in equity, other than capital stock	29,184
Investments in equity of subsidiaries, other than capital stock	91,550
Allowance for investment loss	(82,776)
Long-term deposits paid	18,624
Long-term loans	10,433
Deferred tax assets	286,276
Total assets	**4,565,972**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million have been omitted.

2. Short-term receivables from subsidiaries ¥ 298,640 million
Long-term receivables from subsidiaries ¥ 10,442 million
Short-term payables to subsidiaries ¥ 365,747 million
Long-term payables to subsidiaries ¥ 1,082 million

3. Accumulated depreciation of tangible fixed assets ¥1,377,618 million

4. Leased assets (computers, etc.) are not included in the above "Fixed assets."

5. Major foreign currency assets and liabilities:

Investments in subsidiaries	US$6,210,887 thousand	(¥832,452 million)
"	RM 1,384,034 thousand	(¥ 62,709 million)
"	Stg£ 205,174 thousand	(¥ 47,062 million)
"	S$ 210,941 thousand	(¥ 16,661 million)
"	NT$5,045,691 thousand	(¥ 22,084 million)
Investments in equity of subsidiaries, other than capital stock	Euro 156,093 thousand	(¥ 21,115 million)
Bonds	US$1,000,000 thousand	(¥125,287 million)

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**1,395,272**
Trade notes payable	15,998
Trade accounts payable	414,287
Other payables	14,445
Accrued expenses	247,997
Reserve for bonuses	54,828
Accrued income taxes	620
Advance receipts	23,258
Deposits received	318,814
Short-term borrowings	51,600
Employees' deposits	78,696
Deposits from customers	10,322
Bonds (to be redeemed within 1 year)	125,267
Reserve for warranty costs	15,471
Reserve for sales promotion	19,221
Other current liabilities	4,443
Long-term liabilities	**617,324**
Bonds	300,000
Convertible bonds	97,744
Long-term deposits received	1,490
Employee retirement and severance benefits	218,090
Total liabilities	**2,012,597**

Shareholders' Equity

Capital stock	**258,737**
Statutory reserves	**394,136**
Capital reserve	341,387
Legal reserve	52,748
Retained earnings	**1,951,308**
Reserve for advanced depreciation	2,822
Reserve for dividends	89,000
Contingency reserve	1,962,000
Unappropriated deficit at end of period	(102,513)
[Net income (loss) for period	(132,410)]
Unrealized holding gains of available-for-sale securities, etc.	**41,377**
Treasury stock	**(92,184)**
Total shareholders' equity	**2,553,374**
Total liabilities and shareholders' equity	**4,565,972**

(Notes) 6. Discounted export bills of exchange ¥ 218 million

7. Guarantees ¥ 1,659 million

Credit arrangements supported by keepwell agreements with overseas subsidiaries US$137,628 thousand (¥18,338 million)

8. Dividend restrictions:

Of the total net assets, the amount restricted from appropriation to dividends under Article 290, Paragraph 1 of the Japanese Commercial Code is ¥41,377 million.

9. Net income (loss) per share for the period (from April 1, 2001 to March 31, 2002) (63.79) yen

Statement of Operations

Recurring Profit & Loss	from April 1, 2001 to March 31, 2002 (in millions of yen)
Operating income and expenses	
Net sales	**3,900,790**
Cost of sales	(3,344,354)
Selling, general and administrative expenses	(649,389)
Operating profit (loss)	**(92,952)**
Non-operating income and expenses	
Non-operating income	
Interest and dividend income	79,522
Other	30,870
Non-operating expenses	
Interest expense	(24,267)
Other	(35,652)
Recurring profit (loss)	**(42,480)**
Non-recurring Profit & Loss	
Non-recurring profit	
Profit on sale of tangible fixed assets	3,381
Non-recurring loss	
Loss on business restructuring	(130,572)
Loss on valuation of investment securities	(81,523)
Loss on sale of investment securities	(3,001)
Income (loss) before income taxes	**(254,197)**
Provision for income taxes	
Current	(240)
Deferred	122,026
Net income (loss)	**(132,410)**
Unappropriated retained earnings brought forward from the previous period	42,891
Interim dividend	(12,994)
Unappropriated deficit at end of period	(102,513)

(Notes) 1. Amounts less than ¥1 million have been omitted.

2. Sales to subsidiaries ¥2,003,495 million
   Purchases from subsidiaries ¥2,069,497 million
   Turnover with subsidiaries other than sales and purchases ¥ 46,694 million
3. Loss on business restructuring includes one-time expenses associated with the implementation of employment restructuring initiatives such as the Special Life Plan Assistance Program as well as the restructuring of operating and distribution divisions in Japan.

Summary of Significant Accounting Policies

1. Valuation method of inventories:
   - Finished goods, semi-finished goods, work in process ········ Lower of cost (average) or market
   - Merchandise, raw materials, supplies ········ Lower of cost determined by last purchase price method, or market
2. Valuation method of securities:
   - Investments in subsidiaries and affiliates ········ Valuation at cost, with cost determined by the moving average method
   - Other securities
     - Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders' equity. The cost of other securities sold is computed based on the moving average method.)
     - Items with no market value: valuation at cost, with cost determined by the moving average method
   - Derivatives ········ Market valuation method
3. Method of depreciation of tangible fixed assets:
   A reasonable number of years of useful life is determined for different classes of fixed assets to reflect the effects of technical innovation on equipment obsolescence (typically reducing the legally stipulated figure for years of useful life by around 20-30%). Depreciation is calculated using the declining balance method.
4. Method of amortization of intangible assets:
   With regard to the software used in the Company, amortization is computed on the straight-line method based on the logical, useful period of time. Other intangible assets are computed on the straight-line method based on standards identical to the method prescribed by corporate tax law.
5. Accrual for reserve for loss on investments:
   Loss on investments of affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of the companies.
6. Accrual for employee retirement and severance benefits:
   Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transition obligation amounting to ¥42,077 million recognized at the adoption of new accounting standards is being amortized on a straight-line basis over 15 years.
   The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, based on the average years of remaining service of employees at the time such acturial gains and losses arose.
7. Leases:
   Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
8. Basis of hedge accounting:
   The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts, currency options and commodity futures trading. Foreign exchange forward contracts are accounted for using the allocation method.
9. Consumption tax, etc. are excluded from all items in the statement of operations.

Additional Information

Change in transaction price:

With respect to sales transactions in the consumer products area in Japan, the Company changed the transaction price to more accurately reflect the actual condition of the market, with the objective of realizing management that can respond quickly and properly to changes in the market to attain customer satisfaction. The new price is lower than the previous one by an amount that is deemed comparable to sales promotion expenses. This change resulted in a decrease in net sales and sales promotion expenses, each by approximately ¥62.5 billion, in this past fiscal year, compared to the case calculated using the previous transaction price. Operating profit is not affected by this change.

(Reference Material)

The consolidated balance sheets and statements of operations of the Company and Matsushita Electric Industrial Co., Ltd.

1. The consolidated balance sheet and statement of operations of Kyushu Matsushita Electric Co., Ltd. are as follows:

Consolidated Balance Sheet

	March 31, 2002
Assets	(in millions of yen)
Current assets	**160,737**
Cash and deposits	15,904
Group deposits	53,524
Trade notes and accounts receivable	50,355
Inventories	27,423
Deferred tax assets	9,563
Other current assets	4,067
Allowance for doubtful receivables	(101)
Fixed assets	**95,367**
Property, plant and equipment	**43,279**
Buildings and structures	18,009
Machinery, equipment and vehicles	15,149
Land	6,397
Construction in progress	655
Other	3,066
Intangibles	**1,788**
Investments and other assets	**50,300**
Investment securities	20,259
Long-term loans	12,411
Deferred tax assets	14,458
Other investments and assets	3,194
Allowance for doubtful receivables	(22)
Total assets	**256,104**

(Notes) 1. All amounts less than ¥1 million have been omitted.

2. Accumulated depreciation of property, plant and equipment ¥129,116 million

3. "Group deposits" are deposits mainly with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.

Liabilities	March 31, 2002 (in millions of yen)
Current liabilities	**66,694**
Trade notes and accounts payable	16,586
Short-term borrowings	892
Accrued income taxes	2,160
Accrued expenses	30,079
Deferred tax liabilities	659
Other current liabilities	16,315
Long-term liabilities	**26,768**
Employee retirement and severance benefits	26,768
Total liabilities	**93,463**
Minority interests	**7,221**

Shareholders' Equity

Common stock	**29,845**
Capital surplus	**36,886**
Retained earnings	**91,946**
Unrealized holding gains (losses) of available-for-sale securities	**(626)**
Cumulative translation adjustments	**(974)**
Treasury stock	**(29)**
Parent company shares held by subsidiaries	**(1,629)**
Total shareholders' equity	**155,419**
Total liabilities, minority interests and shareholders' equity	**256,104**

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Net sales	**376,772**
Cost of sales	(309,001)
Selling, general and administrative expenses	(63,549)
Operating profit	**4,222**
Non-operating income	
Interest and dividend income	1,019
Other	2,371
Non-operating expense	
Interest expense	(179)
Other	(4,447)
Recurring profit	**2,985**
Non-recurring loss	
Loss on disposal of inventories	(1,013)
Loss on valuation of investment securities	(39)
Restructuring charges	(8,219)
Income (loss) before income taxes	**(6,286)**
Provision for income taxes	
Current	(2,556)
Deferred	5,577
Minority interests	(65)
Net income (loss)	**(3,331)**

(Notes) 1. All amounts less than ¥1 million have been omitted.
2. Restructuring charges of ¥8,219 million are additional retirement allowances associated with the special early retirement program.

This page is left blank intentionally.

2. The consolidated balance sheet and statement of operations of Matsushita Electric Industrial Co., Ltd. (MEI) are as follows. Please note MEI's consolidated financial statements are prepared in conformity with United States generally accepted accounting principles.

Consolidated Balance Sheet

	March 31, 2002
Assets	(in millions of yen)
Current assets	**3,842,031**
Cash and cash equivalents	899,769
Time deposits	521,333
Short-term investments	11,849
Trade notes receivable	72,159
Trade accounts receivable	1,055,076
Allowance for doubtful receivables	(40,298)
Inventories	834,608
Other current assets	487,535
Noncurrent receivables	**316,230**
Investments and advances	**1,331,401**
Property, plant and equipment	**1,440,271**
Land	221,823
Buildings	1,314,122
Machinery and equipment	3,148,408
Construction in progress	66,578
Less accumulated depreciation	(3,310,660)
Other assets	**697,226**
Total assets	**7,627,159**

Liabilities	March 31, 2002 (in millions of yen)
Current liabilities	**2,486,076**
Short-term borrowings, including current portion of long-term debt	508,064
Trade notes payable	33,331
Trade accounts payable	513,114
Accrued income taxes	25,184
Accrued payroll	106,585
Accrued expenses	688,549
Deposits and advances from customers	109,263
Employees' deposits	136,387
Other current liabilities	365,599
Long-term liabilities	**1,431,768**
Long-term debt	691,892
Employee retirement and severance benefits	718,501
Other long-term liabilities	21,375
Total liabilities	**3,917,844**
Minority interests	**466,231**

Stockholders' Equity

Common stock	**258,737**
Capital surplus	**682,848**
Legal reserve	**82,354**
Retained earnings	**2,461,963**
Accumulated other comprehensive income (loss)	**(150,633)**
Treasury stock	**(92,185)**
Total stockholders' equity	**3,243,084**
Total liabilities and stockholders' equity	**7,627,159**

(Notes) 1. From this fiscal year, the Company has applied the Statement of Financial Accounting Standards (SFAS) No 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133."

2. Accumulated other comprehensive income (loss) breakdown:

Cumulative translation adjustments	¥ (51,287) million
Unrealized holding gains of available-for-sale securities	¥ 50,888 million
Unrealized gains of derivative instruments	¥ 128 million
Minimum pension liability adjustments	¥(150,362) million

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Net Sales	**6,876,688**
Cost of sales	(5,134,077)
Selling, general and administrative expenses	(1,954,418)
Operating profit (loss)	**(211,807)**
Non-operating income and expenses	
Interest income	33,556
Dividend income	9,162
Interest expense	(41,213)
Restructuring charges	(164,056)
Write-down of investment securities	(92,806)
Other income (loss), net	(80,845)
Income (loss) before income taxes	**(548,009)**
Provision for income taxes	57,211
Minority interests	59,732
Equity in earnings of associated companies	59
Net income (loss)	(431,007)

(Note) Restructuring charges include expenses associated with the implementation of early retirement programs and the regional-based employee remuneration system. Other Income (loss) includes business restructuring expenses, such as impairment losses and other expenses associated with the closing/integration of several manufacturing facilities.

Printed in Japan

Exhibit 2

(English Excerpt)

NOTICE OF
THE 67TH ORDINARY GENERAL MEETING
OF SHAREHOLDERS

to be held in Osaka, Japan

on June 27, 2002

This is an English translation from Japanese of a notice circulated to shareholders in Japan, extracting the portions concerning the proposal related to the share exchange agreement with Matsushita Electric Industrial Co., Ltd., to comply with requirements of the U.S. Securities Act of 1933.

Matsushita Seiko Co., Ltd.

Osaka, Japan

To: Shareholders in the United States

The exchange offer or business combination referred to in this Notice is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document (other than the consolidated financial statements of Matsushita Electric Industrial Co., Ltd.), if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of Unites States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

Editor's notes:

1. The financial statements and other information included in this Notice of Shareholders Meeting (excerpt) are prepared primarily on a non-consolidated basis in accordance with Japanese regulations. As reference material, however, consolidated financial statements are also provided herein. Non-consolidated and consolidated financial statements should not be confused with each other.
2. In accordance with the Regulations concerning Financial Documents under the Japanese Commercial Code, all amounts less than one million yen have been omitted in the financial statements in this Notice, unless otherwise indicated.

June 10, 2002

Dear Shareholders:

Notice of the 67th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 67th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the referential materials contained herein and to mail, as soon as possible, the voting exercise card duly signed by you after marking "for" or "against" each bill.

****

1. Date: 10:00 a.m., Thursday, June 27, 2002
2. Place: Corporate office of the Company, located at 2-61, Imafukunishi 6-chome, Joto-ku, Osaka
3. Purposes of the Meeting:

– Matters to be Reported:

The business report, balance sheet and statement of operations with respect to the 67th fiscal period from April 1, 2001 to March 31, 2002

[Translation omitted]

– Matters to be Acted Upon:

Bill No. 1: To approve the proposed allocation of profit with respect to the 67th fiscal period
[Translation omitted]

Bill No. 2: To make partial amendments to the Company's Articles of Incorporation
[Translation omitted]

Bill No. 3: To approve the Share Exchange Agreement between the Company and Matsushita Electric Industrial Co., Ltd.
[See the following pages]

Bill No. 4: To elect 8 directors
[Translation omitted]

Bill No. 5: To elect 2 corporate auditors
[Translation omitted]

Bill No. 6: To grant retirement allowances to retiring directors for their meritorious service
[Translation omitted]

Bill No. 7: To grant retirement allowances to retiring corporate auditors for their meritorious service
[Translation omitted]

Sincerely yours,

Teruo Nakano
President and Director
Matsushita Seiko Co., Ltd.
2-61, Imafukunishi 6-chome, Joto-ku, Osaka

[Shareholders attending the meeting are requested to hand in the voting exercise card at the reception desk of the meeting venue.]

[Reference Material for Exercise of Voting Rights (excerpt)]

Bill No. 3: To approve the Share Exchange Agreement between the Company and Matsushita Electric Industrial Co., Ltd.

(1) Reasons for necessitating the share exchange

To achieve new growth in the 21st century, the Company began its mid-term business plan (Value Creation 21) called "n.SCC (new/next/network Seiko Change & Challenge)" from April 2001. Under the plan, a series of restructuring programs as well as initiatives to strengthen management and financial structures have been intensively implemented.

In order to secure continued growth and strengthen earnings capability for maximization of corporate value, further efforts are being made toward achieving optimum allocation of all management resources of the Matsushita Group and enhancing management speed. As part of this initiative, the Company has decided to transform itself into a wholly-owned subsidiary of its parent company, Matsushita Electric Industrial Co., Ltd., by way of a share exchange, with the effective date set for October 1, 2002. Hereafter, the Company will proceed with comprehensive business and organizational restructuring, clarifying business areas of responsibility for each operating division and thereby re-establishing an autonomous management structure, in accordance with the following basic policies:

① Eliminate duplication of business lines and counterproductive competition within the Matsushita Group.

② Unify and concentrate R&D resources into strategic areas to achieve optimum results from a Groupwide perspective.

③ Establish a totally integrated operational structure in each business area, with full responsibility to customers for development, manufacturing and sales.

Management would appreciate shareholders' approval of the share exchange agreement (the Share Exchange Agreement) upon understanding of the intent of this share exchange, and your continued support of our endeavors.

(2) The Share Exchange Agreement

The following sets out the terms of the Share Exchange Agreement entered into by the Company and Matsushita Electric Industrial Co., Ltd. on April 26, 2002.

SHARE EXCHANGE AGREEMENT

(copy)

Matsushita Electric Industrial Co., Ltd. (hereinafter referred to as "MEI") and Matsushita Seiko Co., Ltd. (hereinafter referred to as "MS") hereby execute this share exchange agreement (hereinafter referred to as "this Agreement") as set forth herein.

(Share Exchange)

Article 1 MEI and MS shall implement the share exchange in accordance with the manner set forth in Articles 352 through 363 of the Commercial Code of Japan, whereby MEI shall be the 100% parent company of MS and MS shall become the wholly-owned subsidiary of MEI.

(Shares to be Allotted upon Share Exchange)

Article 2 Upon the share exchange. MEI shall issue 22,518,687 shares of common stock and allot them to those shareholders (including the beneficial shareholders; hereinafter the same shall apply) whose names appear as such on the register of shareholders of MS (including the register of beneficial shareholders; hereinafter the same shall apply) as of the close of the day immediately preceding the date of the share exchange, at the ratio of 0.332 shares of common stock of MEI per each common stock of MS held by such shareholders; provided, however, that no shares of MEI shall be allotted to 92,144,376 shares of MS held by MEI.

(Date of Commencement for Calculating Dividends)

Article 3 The dividends on the 22,518,687 shares of common stock of MEI to be allotted in accordance with the provisions of Article 2 shall be calculated, commencing on October 1, 2002.

(Amounts of Capital Stock and Capital Surplus to be Increased)

Article 4 The amounts of capital stock and capital surplus to be increased due to the share exchange shall be as follows:

(1) Capital Stock to be increased: ¥0

(2) Capital Surplus to be increased: The amount calculated by the following formula;

$$\text{Net assets of MS existing as of the date of the share exchange} \times \frac{\text{Number of shares of MS to be transferred to MEI upon the share exchange}}{\text{Total number of outstanding shares of MS}}$$

(Date of Share Exchange)

Article 5 The date on which the share exchange shall become effective shall be October 1, 2002; provided, however, that the parties hereto may agree to change such date upon consulting each other, if necessary.

(Management of Property, etc.)

Article 6 Upon execution of this Agreement until the date of the share exchange, each of the parties hereto shall carry out its business and manage all of its properties with the due care of a good manager (zenryo-naru-kanrisha-no-chui), and shall, only after negotiation and agreement between them, engage in any activity that may materially affect its properties, rights and obligations.

(Dividends)

Article 7 Each of MEI and MS may pay dividends to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of March 31, 2002 up to the following amount.

(1) ¥3.75 per share, ¥7,814,000,000 in the aggregate for MEI

(2) ¥5 per share, ¥800,000,000 in the aggregate for MS

(Interim Dividends)

Article 8 Each of MEI and MS may pay interim dividends (cash distributions pursuant to Article 293-5 of the Commercial Code of Japan) to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of September 30, 2002 up to the following amount.

(1) ¥6.25 per share, ¥14,973,000,000 in the aggregate for MEI

(2) ¥5 per share, ¥960,000,000 in the aggregate for MS

(Term of Office of Directors and Corporate Auditors Assuming Office before the Date of Share Exchange)

Article 9 The term of office of the Directors and Corporate Auditors of MEI who assumed such office before the date of the share exchange shall be until the end of their respective terms, as they would be in such office had the share exchange not been made.

(Shareholders' Meetings to Approve this Agreement)

Article 10 Each of MEI and MS shall convene its shareholders' meeting (hereinafter referred to as the "Shareholders' Meetings") to be held on June 27, 2002 and seek an approval by its shareholders for this Agreement and other matters necessary for the share exchange; provided, however, that MEI and MS may agree to change the date on which the Shareholders' Meetings are to be held, if necessary, upon consulting each other.

(Change of Terms of Share Exchange and Termination of this Agreement)

Article 11 In the event of any material changes in the conditions of assets or business operations of MEI or MS during the period between the date of execution hereof and the date of the share exchange, MEI and MS may agree to change the terms and conditions of the share exchange and other contents of this Agreement or terminate this Agreement upon consulting each other.

(Validity of this Agreement)

Article 12 This Agreement shall cease to have any effect if the share exchange is not approved at either of the Shareholders' Meetings of MEI or MS set forth in Article 10.

(Matters for Negotiation)

Article 13 In addition to the matters set forth in this Agreement, any matters necessary with respect to the share exchange shall be determined upon negotiation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate and, upon signing and sealing hereof, and each of MEI and MS retains one (1) copy hereof.

April 26, 2002

MEI: MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
1006, Oaza Kadoma, Kadoma-shi, Osaka
President: Kunio Nakamura

MS: MATSUSHITA SEIKO CO., LTD.
2-61, Imafukunishi 6-chome, Joto-ku, Osaka-shi, Osaka
President: Teruo Nakano

(3) Explanation concerning the share exchange ratio pursuant to Paragraph 1, Item 2 of Article 354 of the Commercial Code of Japan

Explanation Concerning Share Exchange Ratio

With respect to the share exchange scheduled for October 1, 2002, between Matsushita Seiko Co., Ltd. (the Company) and Matsushita Electric Industrial Co., Ltd. (MEI), the share exchange ratio (the Share Exchange Ratio) was determined as follows.

① The Company requested Akihiro Watanabe, Certified Public Accountant (currently, Managing Director of Global Corporate Advisory K.K.; hereinafter, Mr. Watanabe and Global Corporate Advisory K.K. are collectively called "GCA") for calculation of the Share Exchange Ratio to be used as a reference for the Company in commencing negotiations with MEI concerning the Share Exchange Ratio. GCA used such methods as adjusted net asset value method, average market share price method and adjusted present value method for analysis of the Company, and break-up value method, average market share price method and discounted cash flow method for analysis of MEI. Thereafter, upon comprehensive consideration of the results of all these analyses, GCA submitted a draft report on the proposed Share Exchange Ratio to the Company.

② Using GCA's proposal and advice as a reference, the Company held a number of negotiation sessions with MEI. As a result, the proposal to implement a Share Exchange Ratio of 0.332 for one (0.332 shares of MEI to be issued in exchange for one share of the Company) was submitted to each company's Board of Directors' meeting on January 10, 2002. The Board of Directors of the Company approved the Share Exchange Ratio and concluded a Memorandum of Understanding

(MOU) with MEI, setting forth the Share Exchange Ratio, on the same day. The MOU provides, among other things, that this share exchange is independent and separate from, and shall not be affected in any way by, other share exchanges that may be implemented between MEI and companies other than the Company, and that, in the event any material changes arise in the conditions of assets or business operations of MEI or the Company, the parties may terminate the MOU upon mutual consultation.

③ On the same day, the Company made a public announcement (the Press Release) reporting the fact that it entered into the MOU and the contents thereof, along with other material facts related to this share exchange. The Press Release states, among other things, that MEI would implement repurchase of its own shares from the market, pursuant to Paragraph 4 of Article 3 of supplementary rules to the Commercial Code, as amended in 2001, with the intent of possibly using the shares so repurchased to substitute a part of the new shares of MEI to be delivered at the time of the share exchange, and that MEI would issue unsecured bonds in an aggregate principal amount not exceeding 300 billion yen for the purpose of raising funds for future business development.

④ Subsequent to the Press Release, the Company confirmed with GCA that there was no inconsistency between the assumptions on which GCA's calculation of the Share Exchange Ratio is based and the contents of the Press Release, and that the Share Exchange Ratio of 0.332 MEI shares for each share of the Company fell within the range that GCA analyzed as reasonable from the Company's shareholders' financial point of view.

⑤ In April 2002, the Company, preceding the signing of the Share Exchange Agreement with MEI, requested GCA to re-assess the reasonableness of the Share Exchange Ratio determined on January 10, 2002. At this request, GCA updated its analysis on the equity value of both the Company and MEI based on the information additionally obtained, and thereupon reported to the Board of Directors of the Company that, as of April 26, 2002, the Share Exchange Ratio of 0.332 MEI shares for each share of the Company fell within the range that GCA analyzed as reasonable from the Company's shareholders' financial point of view.

⑥ Upon receipt of this report, the Company subsequently obtained approval at the meeting of its Board of Directors held on the same day, and entered into the Share Exchange Agreement, setting forth the Share Exchange Ratio therein.

⑦ The Company has also confirmed that MEI obtained a report from its financial advisor to the effect that the Share Exchange Ratio provided in the Share Exchange Agreement is fair and reasonable.

[Report from Global Corporate Advisory K.K.]

[Translation – Japanese original version shall prevail]

April 26, 2002

To: The Board of Directors
Matsushita Seiko Co., Ltd.

Analysis of the Share Exchange Ratio

Matsushita Seiko Co., Ltd. ("MSC") requested Akihiro Watanabe, C.P.A. (presently Managing Director of Global Corporate Advisory K.K.; together with Akihiro Watanabe, C.P.A., and Global Corporate Advisory K.K. referred to as "GCA") to analyze, as a financial advisor, the reasonableness of the share exchange ratio stated in the memorandum of understanding (the "MOU") dated January 10, 2002 and executed with Matsushita Electric Industrial Co., Ltd. (the "Parent Company" or "MEI"), from MSC shareholders' financial point of view, prior to the execution of share exchange agreement (the "Agreement"). The MOU states, among other things, that MSC and the Parent Company agree to consummate a share exchange (the "Share Exchange") in which MEI shall become the 100% parent company of MSC, and that each share of common stock of MSC shall be exchanged for 0.332 shares of MEI common stock (the "Share Exchange Ratio").

Prior to the execution of the MOU, GCA analyzed on the share exchange ratio which GCA considered reasonable from MSC shareholders' financial point of view, and reported the result of the analyses to the Board of Directors of MSC on December 25, 2001. In making the report, GCA analyzed the enterprise values as going concern basis and the fair market values of the equity value per share, utilizing Adjusted Net Asset Value Method, Average Market Share Price Method, and Adjusted Present Value Method for the valuation of MSC, and Break-up Value Method, Average Market Share Price Method, and Discounted Cash Flow Method for MEI. Thereafter, upon comprehensive consideration of the results of all these analyses, GCA reported the range of the share exchange ratio to MSC.

In preparation of the report, GCA performed the following procedures and analyses on both MSC and the Parent Company:

(1) Analysis of the annual securities reports for the last three financial years, the last semi-annual securities reports, and other information concerning business and financial conditions of both MSC and the Parent Company up to mid-December 2001;
(2) Analysis of the financial statements, business plans, and other information on business and financial conditions of both MSC and the Parent Company;
(3) Review of projected financial information, including profit and loss for both MSC and the Parent Company;
(4) Interviews with the management of both MSC and the Parent Company concerning their business operations, assets, financial conditions and outlook;
(5) Analysis of publicly available information on market and economic conditions in which both MSC and the Parent Company are operating;
(6) Analysis of the market share prices and trading volumes of the shares of both MSC and the Parent Company; and
(7) Other investigations, inquiries, and analyses that GCA deemed necessary and appropriate.

After the execution by MSC of the MOU, GCA performed the following procedures and analyses regarding both MSC and the Parent Company:

(1) Review of the MOU executed on January 10, 2002;
(2) Review of the press release dated January 10, 2002 (the "Press Release");

(3) Review of the business forecasts announced since January 11, 2002 up to the date hereof;

(4) Interviews with the management of both MSC and MEI concerning business operations, assets and financial conditions, outlook and the likely effect of the revision of their business forecast; and

(5) Other investigations, inquiries, and analyses that GCA deemed necessary and appropriate.

Furthermore, GCA conducted the following in preparation of this letter:

(1) Review of press releases made by MSC or the Parent Company since January 11, 2002;

(2) Review of copies of the letters dated April 26, 2002 issued by MSC and the Parent Company to GCA or the financial advisor of the Parent Company, as appropriate, concerning any anticipated events up to the date of the Share Exchange (October 1, 2002); and

(3) Other investigations, inquiries, and analyses that GCA deemed necessary and appropriate.

Within the scope of these processes and analyses and under the assumptions and the restrictions expressed herein, GCA has confirmed that, as of the date hereof, the share exchange ratio of 0.332 MEI shares for each MSC share stated in the draft of the Agreement, fell within the range that GCA analyzed as reasonable from MSC shareholders' financial point of view.

****

This letter was prepared by GCA, based on financial information provided to it or that was publicly available under the assumption that the information is accurate and, moreover, complete. GCA has not verified any of the information independently. Accordingly, GCA accepts no responsibility for the accuracy nor completeness of the information used. Additionally, GCA has prepared this letter on the assumption that the financial forecasts and business plans provided by MSC and the Parent Company have been confirmed accurate by MSC and the Parent Company and are on the best judgment and expressed expectations of the executive management of MSC and the Parent Company. GCA has not performed a physical investigation of the property, equipment, etc. of MSC or the Parent Company, and GCA has not prepared an independent appraisal of individual assets or debt of MSC or the Parent Company, nor has GCA received any such appraisal report from MSC or the Parent Company. In addition, GCA has prepared this letter under the assumption of the legal and valid execution of the Share Exchange as described in the MOU or the Press Release, and the tax implications of the Share Exchange to be materialized as planned. Since conditions may change subsequent to the date of this letter, the conclusions of this letter may accordingly change, and this letter is current as of the date of this letter and GCA does not intend to make, assert, nor accept any responsibility for corrections, changes, or supplements.

This letter was prepared for the sole purpose of serving as a reference for MSC's Board of Directors in assessing the reasonableness of the Share Exchange Ratio in connection with the execution of the Agreement with the Parent Company. However, GCA recognizes that this letter may be disclosed to MSC's shareholders as a reference considered by MSC's Board of Directors in assessing the reasonableness of the Share Exchange Ratio. This letter is not an opinion as to the managerial judgment made by MSC's Board of Directors. This letter is not a solicitation or recommendation to MSC's shareholders to exercise votes in any particular manner regarding the Share Exchange. Concurrently, this letter is not a forecast of future share prices or enterprise values of MSC nor the Parent Company.

Global Corporate Advisory K.K.
Akihiro Watanabe, Managing Director

(4) The balance sheets and statements of operations of the companies conducting the share exchange, pursuant to Paragraph 1, Items 3 and 5 of Article 354 of the Commercial Code of Japan

1. The balance sheet and statement of operations of the Company are as follows:

Balance Sheet

Assets	March 31, 2002 (in millions of yen)
Current assets	**43,739**
Cash and deposits	1,133
Group deposits	17,400
Trade notes receivable	130
Trade accounts receivable	8,541
Marketable securities	6,559
Finished goods	2,324
Work in process, raw materials and supplies	2,155
Other receivables	1,297
Short-term loans	885
Deferred tax assets	3,280
Other current assets	62
Allowance for doubtful receivables	(31)
Fixed assets	**58,355**
Tangible fixed assets	**18,577**
Buildings	3,191
Structures	78
Machinery and equipment	2,744
Vehicles	19
Tools, furniture and fixtures	600
Land	11,942
Intangibles	**537**
Patent rights	513
Other intangibles	23
Investments and other assets	**39,240**
Investment securities	21,788
Investments in subsidiaries	2,035
Long-term loans	2,919
Long-term Group deposits	7,000
Deferred tax assets	5,323
Other investments and assets	216
Allowance for doubtful receivables	(41)
Total assets	**102,095**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million have been omitted.

2. Short-term receivables from parent company ¥ 8,278 million
Short-term payables to parent company ¥ 1,568 million
Short-term receivables from subsidiaries ¥ 1,388 million
Short-term payables to subsidiaries ¥ 1,465 million
Long-term receivables from subsidiaries ¥ 74 million

3. Accumulated depreciation of tangible fixed assets ¥ 30,624 million

4. Leased assets, including computers, are not included in the above Fixed assets. Liabilities from leased assets amount to ¥70 million (¥28 million due within one year).

Liabilities	March 31, 2002 (in millions of yen)
Current liabilities	**18,361**
Trade notes payable	20
Trade accounts payable	2,908
Other payables	2,420
Accrued expenses	6,842
Accrued income taxes	8
Deposits received	382
Employees' deposits	4,318
Reserve for warranty costs	1,171
Other current liabilities	288
Long-term liabilities	**10,859**
Employee retirement and severance benefits	10,787
Reserve for Directors' and Corporate Auditors' retirement allowances	72
Total liabilities	**29,221**

Shareholders' Equity

Capital stock	**12,092**
Statutory reserves	**21,247**
Capital reserve	18,224
Legal reserve	3,023
Retained earnings	**40,422**
Reserve for dividends	11,850
Reserve for research and development	331
Reserve for advanced depreciation	440
Contingency reserve	24,278
Unappropriated retained earnings at end of period	3,523
[Net income (loss) for period	(999)]
Unrealized holding gains (losses) of available-for-sale securities, etc.	**(885)**
Treasury stock	**(2)**
Total shareholders' equity	**72,874**
Total liabilities and shareholders' equity	**102,095**

(Notes) 5. Major foreign currency assets:
Foreign currency investments ¥1,982 million (HK$56,395 thousand, US$1,817 thousand, THB150,000 thousand)

6. Breakdown of accrued income taxes:
Corporation tax and resident tax ¥8 million
Local enterprise tax ¥0 million

7. Reserve for Directors' and Corporate Auditors' retirement allowances is provided under Article 287, Paragraph 2 of the Japanese Commercial Code.

8. Net income (loss) per share for the period (from April 1, 2001 to March 31, 2002) (6.25) yen

9. Group deposits and Long-term Group deposits are deposits with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.

Statement of Operations

Recurring Profit & Loss	from April 1, 2001 to March 31, 2002 (in millions of yen)
Operating income and expenses	
Net sales	**64,391**
Cost of sales	(45,742)
Selling, general and administrative expenses	(17,689)
Operating profit	**959**
Non-operating income and expenses	
Non-operating income	
Interest and dividend income	1,041
Other	463
Non-operating expenses	
Interest expense	(38)
Other	(54)
Recurring profit	**2,372**
Non-recurring Profit & Loss	
Non-recurring profit	
Profit on sale of fixed assets	67
Profit on sale of investment securities	342
Non-recurring loss	
Loss on retirement of fixed assets	(81)
Loss on sale of investment securities	(630)
Loss on valuation of investment securities	(885)
One-time compensation for implementation of regional-based employee remuneration system	(2,846)
Loss on valuation of other investments	(3)
Income (loss) before income taxes	**(1,665)**
Provision for income taxes	
Current	(391)
Deferred	1,057
Net income (loss)	**(999)**
Unappropriated retained earnings brought forward from the previous period	5,322
Interim dividend	(799)
Unappropriated retained earnings at end of period	3,523

(Notes) 1. Amounts less than ¥1 million have been omitted.

2. Sales to parent company ¥ 61,283 million
   Purchases from parent company ¥ 710 million
   Transactions with parent company other than sales and purchases ¥ 44 million
   Sales to subsidiaries ¥ 773 million
   Purchases from subsidiaries ¥ 15,313 million
   Transactions with subsidiaries other than sales and purchases ¥ 621 million
3. Depreciation and amortization for the period ¥ 2,089 million
4. Lease payments (portion corresponding to depreciation) ¥ 29 million

Summary of Significant Accounting Policies

1. Valuation standard and method of securities:
   Investments in subsidiaries and affiliates ········ Valuation at cost, with cost determined by the moving average method
   Other securities
   Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders' equity. The cost of other securities sold is mainly computed based on the moving average method.)
   Items with no market value: valuation at cost, with cost determined by the moving average method
2. Valuation method of inventories:
   Finished goods, work in process ········ Lower of cost (average) or market method
   Raw materials, supplies ········ Lower of cost, determined by first-in, first-out method, or market
3. Method of depreciation and amortization of fixed assets:
   Depreciation of tangible fixed assets is calculated using the straight-line method based on the number of years of useful life determined by the Company. Amortization of intangible fixed assets is calculated using the straight-line method based on the number of years of useful life as set forth in corporate tax law.
4. Basis of allowances and reserves:
   a. Allowance for doubtful receivables is provided based primarily on past delinquency occurrance rates for general receivables, and on an individual examination basis for specific doubtful accounts.
   b. Reserve for warranty costs is provided based on past after-sales-service occurrence rates, applying against the sales amount that corresponds to the warranty period.
   c. Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transition obligation amounting to ¥3,978 million recognized at the adoption of new accounting standards is being amortized on a straight-line basis over 15 years.
      Prior service liabilities are amortized on a straight-line basis over a fixed period (14 years) within the average years of remaining service of employees at the time such prior service liabilities arose.
      The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, over a fixed period (14 years) within the average years of remaining service of employees at the time such actuarial gains and losses arose.
   d. Reserve for Directors' and Corporate Auditors' retirement allowances is provided to cover an amount necessary if due at the year-end based on the Company's standards for payment of such allowances.
5. Leases:
   Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
6. Consumption tax, etc. are excluded from all items in the statement of operations. A net balance of provisional payment and provisional receipt of consumption tax, etc. is included in other current liabilities.

Additional Information

1. Treasury stock:
   Treasury stock, previously included in current assets, is now included at the bottom of Shareholders' Equity from this fiscal period, to conform to revised regulations concerning financial documents.
2. Change in transaction price in consumer products sales network:
   With respect to the domestic consumer products sales network of Matsushita Electric Industrial Co., Ltd., sales promotion expenses that were previously born by the Company are now born by the sales network side. Accordingly, the transaction price has been lowered by an amount comparable to sales promotion expenses. Profits are not affected by this change.

2. The balance sheet and statement of operations of Matsushita Electric Industrial Co., Ltd. are as follows:

Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**1,759,207**
Cash and deposits	736,022
Trade notes receivable	24,515
Trade accounts receivable	545,119
Marketable securities	2,973
Other receivables	87,290
Advance payments	14,020
Short-term loans	21,259
Deferred tax assets	127,453
Allowance for doubtful receivables	(4,430)
Finished goods, merchandise and semi-finished goods	111,650
Raw materials, supplies and work in process	88,755
Other current assets	4,576
Fixed assets	**2,806,764**
Tangible fixed assets	**465,202**
Buildings	187,742
Structures	8,060
Machinery and equipment	160,970
Vehicles	148
Tools, furniture and fixtures	20,335
Land	67,518
Construction in progress	20,426
Intangibles	**30,468**
Patent and trademark rights	4,000
Software	17,551
Facility utility and other rights	8,917
Investments and other assets	**2,311,093**
Investment securities	595,885
Investments in subsidiaries	1,361,915
Investments in equity, other than capital stock	29,184
Investments in equity of subsidiaries, other than capital stock	91,550
Allowance for investment loss	(82,776)
Long-term deposits paid	18,624
Long-term loans	10,433
Deferred tax assets	286,276
Total assets	**4,565,972**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million have been omitted.

2. Short-term receivables from subsidiaries ¥ 298,640 million
Long-term receivables from subsidiaries ¥ 10,442 million
Short-term payables to subsidiaries ¥ 365,747 million
Long-term payables to subsidiaries ¥ 1,082 million

3. Accumulated depreciation of tangible fixed assets ¥1,377,616 million

4. Leased assets (computers, etc.) are not included in the above "Fixed assets."

5. Major foreign currency assets and liabilities:

Investments in subsidiaries	US$6,210,867 thousand	(¥832,452 million)
〃	RM 1,384,034 thousand	(¥ 62,709 million)
〃	Stg£ 205,174 thousand	(¥ 47,062 million)
〃	S$ 210,941 thousand	(¥ 16,661 million)
〃	NT$5,045,691 thousand	(¥ 22,084 million)
Investments in equity of subsidiaries, other than capital stock	Euro 155,093 thousand	(¥ 21,115 million)
Bonds	US$1,000,000 thousand	(¥125,267 million)

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**1,395,272**
Trade notes payable	15,998
Trade accounts payable	414,287
Other payables	14,445
Accrued expenses	247,997
Reserve for bonuses	54,828
Accrued income taxes	620
Advance receipts	23,258
Deposits received	318,814
Short-term borrowings	51,600
Employees' deposits	78,696
Deposits from customers	10,322
Bonds (to be redeemed within 1 year)	125,267
Reserve for warranty costs	15,471
Reserve for sales promotion	19,221
Other current liabilities	4,443
Long-term liabilities	**617,324**
Bonds	300,000
Convertible bonds	97,744
Long-term deposits received	1,490
Employee retirement and severance benefits	218,090
Total liabilities	**2,012,597**

Shareholders' Equity

Capital stock	**258,737**
Statutory reserves	**394,136**
Capital reserve	341,387
Legal reserve	52,748
Retained earnings	**1,951,308**
Reserve for advanced depreciation	2,822
Reserve for dividends	89,000
Contingency reserve	1,962,000
Unappropriated deficit at end of period	(102,513)
[Net income (loss) for period	(132,410)]
Unrealized holding gains of available-for-sale securities, etc.	**41,377**
Treasury stock	**(92,184)**
Total shareholders' equity	**2,553,374**
Total liabilities and shareholders' equity	**4,565,972**

(Notes) 6. Discounted export bills of exchange ¥ 218 million

7. Guarantees ¥ 1,659 million

Credit arrangements supported by keepwell agreements with overseas subsidiaries US$137,628 thousand (¥18,338 million)

8. Dividend restrictions:

Of the total net assets, the amount restricted from appropriation to dividends under Article 290, Paragraph 1 of the Japanese Commercial Code is ¥41,377 million.

9. Net income (loss) per share for the period (from April 1, 2001 to March 31, 2002) (63.79) yen

Statement of Operations

Recurring Profit & Loss	from April 1, 2001 to March 31, 2002 (in millions of yen)
Operating income and expenses	
Net sales	**3,900,790**
Cost of sales	(3,344,354)
Selling, general and administrative expenses	(649,389)
Operating profit (loss)	**(92,952)**
Non-operating income and expenses	
Non-operating income	
Interest and dividend income	79,522
Other	30,870
Non-operating expenses	
Interest expense	(24,267)
Other	(35,652)
Recurring profit (loss)	**(42,480)**
Non-recurring Profit & Loss	
Non-recurring profit	
Profit on sale of tangible fixed assets	3,381
Non-recurring loss	
Loss on business restructuring	(130,572)
Loss on valuation of investment securities	(81,523)
Loss on sale of investment securities	(3,001)
Income (loss) before income taxes	**(254,197)**
Provision for income taxes	
Current	(240)
Deferred	122,026
Net income (loss)	**(132,410)**
Unappropriated retained earnings brought forward from the previous period	42,891
Interim dividend	(12,994)
Unappropriated deficit at end of period	(102,513)

(Notes) 1. Amounts less than ¥1 million have been omitted.

2. Sales to subsidiaries ¥2,003,495 million
   Purchases from subsidiaries ¥2,069,497 million
   Turnover with subsidiaries other than sales and purchases ¥ 46,694 million

3. Loss on business restructuring includes one-time expenses associated with the implementation of employment restructuring initiatives such as the Special Life Plan Assistance Program as well as the restructuring of operating and distribution divisions in Japan.

Summary of Significant Accounting Policles

1. Valuation method of inventories:
   - Finished goods, semi-finished goods, work in process .... Lower of cost (average) or market
   - Merchandise, raw materials, supplies .... Lower of cost determined by last purchase price method, or market
2. Valuation method of securities:
   - Investments in subsidiaries and affiliates .... Valuation at cost, with cost determined by the moving average method
   - Other securities
     - Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separato component of shareholders' equity. The cost of other securities sold is computed based on the moving average method.)
     - Items with no market value: valuation at cost, with cost determined by the moving average method
   - Derivatives .... Market valuation method
3. Method of depreciation of tangible fixed assets:
   A reasonable number of years of useful life is determined for different classes of fixed assets to reflect the effects of technical innovation on equipment obsolescence (typically reducing the legally stipulated figure for years of useful life by around 20-30%). Depreciation is calculated using the declining balance method.
4. Method of amortization of intangible assets:
   With regard to the software used in the Company, amortization is computed on the straight-line method based on the logical, useful period of time. Other intangible assets are computed on the straight-line method based on standards identical to the method prescribed by corporate tax law.
5. Accrual for reserve for loss on investments:
   Loss on investments of affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of the companies.
6. Accrual for employee retirement and severance benefits:
   Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transition obligation amounting to ¥42,077 million recognized at the adoption of new accounting standards is being amortized on a straight-line basis over 15 years.
   The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, based on the average years of remaining service of employees at the time such acturial gains and losses arose.
7. Leases:
   Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
8. Basis of hedge accounting:
   The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts, currency options and commodity futures trading. Foreign exchange forward contracts are accounted for using the allocation method.
9. Consumption tax, etc. are excluded from all items in the statement of operations.

Additional information

Change in transaction price:

With respect to sales transactions in the consumer products area in Japan, the Company changed the transaction price to more accurately reflect the actual condition of the market, with the objective of realizing management that can respond quickly and properly to changes in the market to attain customer satisfaction. The new price is lower than the previous one by an amount that is deemed comparable to sales promotion expenses. This change resulted in a decrease in net sales and sales promotion expenses, each by approximately ¥62.5 billion. in this past fiscal year, compared to the case calculated using the previous transaction price. Operating profit is not affected by this change.

(Reference Material)

The consolidated balance sheets and statements of operations of the Company and Matsushita Electric Industrial Co., Ltd.

1. The consolidated balance sheet and statement of operations of the Company are as follows:

Consolidated Balance Sheet

Assets	March 31, 2002 (in millions of yen)
Current assets	**53,320**
Cash and deposits	4,536
Group deposits	17,400
Trade notes and accounts receivable	12,004
Marketable securities	6,559
Inventories	7,119
Deferred tax assets	3,495
Other current assets	2,242
Allowance for doubtful receivables	(37)
Fixed assets	**61,577**
Property, plant and equipment	**22,774**
Buildings and structures	4,904
Machinery, equipment and vehicles	4,978
Land	11,980
Construction in progress	4
Other	908
Intangibles	**1,276**
Investments and other assets	**37,526**
Investment securities	21,989
Long-term loans	2,929
Long-term Group deposits	7,000
Deferred tax assets	5,416
Other investments	231
Allowance for doubtful receivables	(41)
Total assets	**114,897**

(Notes) 1. All amounts less than ¥1 million have been omitted.
2. Accumulated depreciation of property, plant and equipment. ¥35,058 million
3. Group deposits and Long-term Group deposits are deposits with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**23,057**
Trade notes and accounts payable	4,620
Short-term borrowings	668
Accrued income taxes	185
Accrued expenses	7,987
Reserve for warranty costs	1,189
Other current liabilities	8,407
Long-term liabilities	**11,307**
Employee retirement and severance benefits	11,235
Reserve for Directors' and Corporate Auditors' retirement allowances	72
Total liabilities	**34,365**
Minority interests	**3,518**

Shareholders' Equity

Common stock	**12,092**
Capital surplus	**18,224**
Retained earnings	**47,518**
Unrealized holding gains (losses) of available-for-sale securities	**(885)**
Cumulative translation adjustments	**66**
Treasury stock	**(2)**
Total shareholders' equity	**77,013**
Total liabilities, minority interests and shareholders' equity	**114,897**

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Net sales	**77,618**
Cost of sales	(53,936)
Selling, general and administrative expenses	(21,293)
Operating profit	**2,388**
Non-operating income	
Interest and dividend income	877
Equity in earnings of associated companies	88
Other	532
Non-operating expenses	
Interest expense	(98)
Other	(238)
Recurring profit	**3,550**
Non-recurring profit	
Profit on sale of fixed assets	46
Profit on sale of investment securities	378
Other	3
Non-recurring loss	
Loss on sale and retirement of fixed assets	(81)
Loss on sale of investment securities	(630)
Loss on valuation of investment securities	(874)
Restructuring charges	(2,846)
Other	(3)
Income (loss) before income taxes	**(456)**
Provision for income taxes	
Current	(869)
Deferred	1,102
Minority interests	(282)
Net Income (loss)	**(505)**

(Notes) 1. All amounts less than ¥1 million have been omitted.
2. Restructuring charges of ¥2,846 million include one-time compensation associated with the implementation of the regional-based employee remuneration system.

This page is left blank intentionally.

2. The consolidated balance sheet and statement of operations of Matsushita Electric Industrial Co., Ltd. (MEI) are as follows. Please note MEI's consolidated financial statements are prepared in conformity with United States generally accepted accounting principles.

Consolidated Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**3,842,031**
Cash and cash equivalents	899,769
Time deposits	521,333
Short-term investments	11,849
Trade notes receivable	72,159
Trade accounts receivable	1,055,076
Allowance for doubtful receivables	(40,298)
Inventories	834,608
Other current assets	487,535
Noncurrent receivables	**316,230**
Investments and advances	**1,331,401**
Property, plant and equipment	**1,440,271**
Land	221,823
Buildings	1,314,122
Machinery and equipment	3,148,408
Construction in progress	66,578
Less accumulated depreciation	(3,310,660)
Other assets	**697,226**
Total assets	**7,627,159**

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**2,486,076**
Short-term borrowings, including current portion of long-term debt	508,064
Trade notes payable	33,331
Trade accounts payable	513,114
Accrued income taxes	25,184
Accrued payroll	106,585
Accrued expenses	688,549
Deposits and advances from customers	109,263
Employees' deposits	136,387
Other current liabilities	365,599
Long-term liabilities	**1,431,768**
Long-term debt	691,892
Employee retirement and severance benefits	718,501
Other long-term liabilities	21,375
Total liabilities	**3,917,844**
Minority interests	**466,231**

Stockholders' Equity

Common stock	**258,737**
Capital surplus	**582,848**
Legal reserve	**82,354**
Retained earnings	**2,461,963**
Accumulated other comprehensive income (loss)	**(150,633)**
Treasury stock	**(92,185)**
Total stockholders' equity	**3,243,084**
Total liabilities and stockholders' equity	**7,627,159**

(Notes) 1. From this fiscal year, the Company has applied the Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133."

2. Accumulated other comprehensive income (loss) breakdown:

Cumulative translation adjustments	¥ (51,287) million
Unrealized holding gains of available-for-sale securities	¥ 50,888 million
Unrealized gains of derivative instruments	¥ 128 million
Minimum pension liability adjustments	¥(150,362) million

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Net Sales	**6,876,688**
Cost of sales	(5,134,077)
Selling, general and administrative expenses	(1,954,418)
Operating profit (loss)	**(211,807)**
Non-operating income and expenses	
Interest income	33,556
Dividend income	9,162
Interest expense	(41,213)
Restructuring charges	(164,056)
Write-down of investment securities	(92,806)
Other income (loss), net	(80,845)
Income (loss) before income taxes	**(548,009)**
Provision for income taxes	57,211
Minority interests	59,732
Equity in earnings of associated companies	59
Net income (loss)	**(431,007)**

(Note) Restructuring charges include expenses associated with the implementation of early retirement programs and the regional-based employee remuneration system. Other income (loss) includes business restructuring expenses, such as impairment losses and other expenses associated with the closing/integration of several manufacturing facilities.

Printed in Japan

Exhibit 3

(English Excerpt)

NOTICE OF
THE 48TH ORDINARY GENERAL MEETING
OF SHAREHOLDERS

to be held in Takamatsu, Japan

on June 27, 2002

This is an English translation from Japanese of a notice circulated to shareholders in Japan, extracting the portions concerning the proposal related to the share exchange agreement with Matsushita Electric Industrial Co., Ltd., to comply with requirements of the U.S. Securities Act of 1933.

Matsushita Kotobuki Electronics Industries, Ltd.

Takamatsu, Japan

To: Shareholders in the United States

The exchange offer or business combination referred to in this Notice is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document (other than the consolidated financial statements of Matsushita Electric Industrial Co., Ltd.), if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of Unites States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

Editor's notes:

1. The financial statements and other information included in this Notice of Shareholders Meeting (excerpt) are prepared primarily on a non-consolidated basis in accordance with Japanese regulations. As reference material, however, consolidated financial statements are also provided herein. Non-consolidated and consolidated financial statements should not be confused with each other.
2. In accordance with the Regulations concerning Financial Documents under the Japanese Commercial Code, all amounts less than one million yen have been omitted in the financial statements in this Notice, unless otherwise indicated.

June 10, 2002

Dear Shareholders :

Notice of the 48th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 48th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the referential materials contained herein and to mail, as soon as possible, the voting exercise card duly signed by you after marking "for" or "against" each bill.

****

1. Date: 10:00 a.m., Thursday, June 27, 2002
2. Place: Shikoku Panasonic Building, 2F Hall, 8-1 Furujin-machi, Takamatsu, Kagawa
3. Purposes of the Meeting:

– Matters to be Reported:

The business report, balance sheet and statement of operations with respect to the 48th fiscal period from April 1, 2001 to March 31, 2002

[Translation omitted]

– Matters to be Acted Upon:

Bill No. 1: To approve the proposed allocation of profit with respect to the 48th fiscal period
[Translation omitted]

Bill No. 2: To make partial amendments to the Company's Articles of Incorporation
[Translation omitted]

Bill No. 3: To approve the Share Exchange Agreement between the Company and Matsushita Electric Industrial Co., Ltd.
[See the following pages]

Bill No. 4: To elect 10 directors
[Translation omitted]

Bill No. 5: To elect 2 corporate auditors
[Translation omitted]

Bill No. 6: To grant retirement allowances to retiring directors for their meritorious service
[Translation omitted]

Bill No. 7: To grant a retirement allowance to a retiring corporate auditor for his meritorious service
[Translation omitted]

Sincerely yours,

Tomiyasu Chiba
President and Director
Matsushita Kotobuki Electronics Industries, Ltd.
8-1 Furujin-machi, Takamatsu, Kagawa

Shareholders attending the meeting are requested to hand in the voting exercise card at the reception desk of the meeting venue.

[Reference Material for Exercise of Voting Rights (excerpt)]

Bill No. 3: To approve the Share Exchange Agreement between the Company and Matsushita Electric Industrial Co., Ltd.

(1) Reasons for necessitating the share exchange

To achieve new growth in the 21st century, the Matsushita Group began its mid-term business plan called "Value Creation 21" for the period from April 2001 to March 2004. Under the "Deconstruct and Create" theme, a series of restructuring initiatives have been implemented.

In a further effort to secure continued growth and strengthen earnings capability for maximization of corporate value, the Group is seeking to achieve optimum allocation of all management resources of the Matsushita Group and enhance management speed. In line with this initiative, the Company has decided to become a wholly-owned subsidiary of its parent company, Matsushita Electric Industrial Co., Ltd., by way of a share exchange, with the effective date set for October 1, 2002. Hereafter, the Company will proceed with sharing comprehensive Groupwide business and organizational restructuring, clarifying business areas of responsibility for each operating division and thereby re-establishing an autonomous management structure, in accordance with the following basic policies:

① Eliminate duplication of business lines and counterproductive competition within the Matsushita Group.

② Unify and concentrate R&D resources into strategic areas to achieve optimum results from a Groupwide perspective.

③ Establish a totally integrated operational structure in each business area, with full responsibility to customers for development, manufacturing and sales.

Management would appreciate shareholders' approval of the share exchange agreement (the Share Exchange Agreement) upon understanding of the intent of this share exchange, and your continued support of our endeavors.

(2) The Share Exchange Agreement

The following sets out the terms of the Share Exchange Agreement entered into by the Company and Matsushita Electric Industrial Co., Ltd. on April 26, 2002.

SHARE EXCHANGE AGREEMENT

(copy)

Matsushita Electric Industrial Co., Ltd. (hereinafter referred to as "MEI") and Matsushita Kotobuki Electronics Industries, Ltd. (hereinafter referred to as "MKE") hereby execute this share exchange agreement (hereinafter referred to as "this Agreement") as set forth herein.

(Share Exchange)

Article 1 MEI and MKE shall implement the share exchange in accordance with the manner set forth in Articles 352 through 363 of the Commercial Code of Japan, whereby MEI shall be the 100% parent company of MKE and MKE shall become the wholly-owned subsidiary of MEI.

(Shares to be Allotted upon Share Exchange)

Article 2 Upon the share exchange, MEI shall issue 55,821,923 shares of common stock and allot them to those shareholders (including the beneficial shareholders; hereinafter the same shall apply) whose names appear as such on the register of shareholders of MKE (including the register of beneficial shareholders; hereinafter the same shall apply) as of the close of the day immediately preceding the date of the share exchange, at the ratio of 0.833 shares of common stock of MEI per each common stock of MKE held by such shareholders; provided, however, that no shares of MEI shall be allotted to 91,133,448 shares of MKE held by MEI.

(Date of Commencement for Calculating Dividends)

Article 3 The dividends on the 55,821,923 shares of common stock of MEI to be allotted in accordance with the provisions of Article 2 shall be calculated, commencing on October 1, 2002.

(Amounts of Capital Stock and Capital Surplus to be Increased)

Article 4 The amounts of capital stock and capital surplus to be increased due to the share exchange shall be as follows:

(1) Capital Stock to be increased: ¥0

(2) Capital Surplus to be increased: The amount calculated by the following formula;

$$\text{Net assets of MKE existing as of the date of the share exchange} \times \frac{\text{Number of shares of MKE to be transferred to MEI upon the share exchange}}{\text{Total number of outstanding shares of MKE}}$$

(Date of Share Exchange)

Article 5 The date on which the share exchange shall become effective shall be October 1, 2002; provided, however, that the parties hereto may agree to change such date upon consulting each other, if necessary.

(Management of Property, etc.)

Article 6 Upon execution of this Agreement until the date of the share exchange, each of the parties hereto shall carry out its business and manage all of its properties with the due care of a good manager (zenryo-naru-kanrisha-no-chui), and shall, only after negotiation and agreement between them, engage in any activity that may materially affect its properties, rights and obligations.

(Dividends)

Article 7 Each of MEI and MKE may pay dividends to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of March 31, 2002 up to the following amount.

(1) ¥3.75 per share, ¥7,814,000,000 in the aggregate for MEI

(2) ¥5 per share. ¥791,000,000 in the aggregate for MKE

(Interim Dividends)

Article 8 Each of MEI and MKE may pay interim dividends (cash distributions pursuant to Article 293-5 of the Commercial Code of Japan) to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of September 30, 2002 up to the following amount.

(1) ¥6.25 per share, ¥14,973,000,000 in the aggregate for MEI

(2) ¥6.75 per share, ¥1,108,000,000 in the aggregate for MKE

(Term of Office of Directors and Corporate Auditors Assuming Office before the Date of Share Exchange)

Article 9 The term of office of the Directors and Corporate Auditors of MEI who assumed such office before the date of the share exchange shall be until the end of their respective terms, as they would be in such office had the share exchange not been made.

(Shareholders' Meetings to Approve this Agreement)

Article 10 Each of MEI and MKE shall convene its shareholders' meeting (hereinafter referred to as the "Shareholders' Meetings") to be held on June 27, 2002 and seek an approval by its shareholders for this Agreement and other matters necessary for the share exchange; provided, however. that MEI and MKE may agree to change the date on which the Shareholders' Meetings are to be held, if necessary, upon consulting each other.

(Change of Terms of Share Exchange and Termination of this Agreement)

Article 11 In the event of any material changes in the conditions of assets or business operations of MEI or MKE during the period between the date of execution hereof and the date of the share exchange, MEI and MKE may agree to change the terms and conditions of the share exchange and other contents of this Agreement or terminate this Agreement upon consulting each other.

(Validity of this Agreement)

Article 12 This Agreement shall cease to have any effect if the share exchange is not approved at either of the Shareholders' Meetings of MEI or MKE as set forth in Article 10.

(Matters for Negotiation)

Article 13 In addition to the matters set forth in this Agreement, any matters necessary with respect to the share exchange shall be determined upon negotiation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate and, upon signing and sealing hereof, and each of MEI and MKE retains one (1) copy hereof.

April 26, 2002

MEI: MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
1006, Oaza Kadoma, Kadoma-shi, Osaka
President: Kunio Nakamura

MKE: MATSUSHITA KOTOBUKI ELECTRONICS INDUSTRIES, LTD.
8-1, Furujin-machi, Takamatsu-shi, Kagawa
President: Tomiyasu Chiba

(3) Explanation concerning the share exchange ratio pursuant to Pragraph 1, Item 2 of Article 354 of the Commercial Code of Japan

Explanation Concerning Share Exchange Ratio

With respect to the share exchange scheduled for October 1, 2002, between Matsushita Kotobuki Electronics Industries, Ltd. (the Company) and Matsushita Electric Industrial Co., Ltd. (MEI), the share exchange ratio (the Share Exchange Ratio) was determined as follows:

① The Company requested Akihiro Watanabe, Certified Public Accountant (currently, Managing Director of Global Corporate Advisory K.K.; hereinafter, "Mr. Watanabe and Global Corporate Advisory K.K. are collectively called "GCA") for calculation of the Share Exchange Ratio to be used as a reference for the Company in commencing negotiations with MEI concerning the Share Exchange Ratio. GCA used such methods as adjusted net asset value method, average market share price method and discounted cash flow method for analysis of the Company, and break-up value method, average market share price method and discounted cash flow method for analysis of MEI. Thereafter, upon comprehensive consideration of the results of all these analyses, GCA submitted a draft report on the proposed Share Exchange Ratio to the Company.

② Using GCA's proposal and advice as a reference, the Company held a number of negotiation sessions with MEI. As a result, the proposal to implement a Share Exchange Ratio of 0.833 for one (0.833 shares of MEI to be issued in exchange for one share of the Company) was submitted to each company's Board of Directors' meeting on January 10, 2002. The Board of Directors of the Company approved the Share Exchange Ratio and concluded a Memorandum of Understanding (MOU) with MEI, setting forth the Share Exchange Ratio, on the same day. The MOU provides, among other things, that this share exchange is independent and separate from, and shall not be affected in any way by, other share exchanges that may be implemented between MEI and companies other than the Company, and that, in the event any material changes arise in the conditions of assets or business operations of MEI or the Company, the parties may terminate the MOU upon mutual consultation.

③ On the same day, the Company made a public announcement (the Press Release) reporting the fact that it entered into the MOU and the contents thereof, along with other material facts related to this share exchange. The Press Release states, among other things, that MEI would implement repurchase of its own shares from the market, pursuant to Paragraph 4 of Article 3 of supplementary rules to the Commercial Code, as amended in 2001, with the intent of possibly using the shares so repurchased to substitute a part of the new shares of MEI to be delivered at the time of the share exchange, and that MEI would issue unsecured bonds in an aggregate principal amount not exceeding 300 billion yen for the purpose of raising funds for future business development.

④ Subsequent to the Press Release, the Company confirmed with GCA that there was no inconsistency between the assumptions on which GCA's calculation of the Share Exchange Ratio is based and the contents of the Press Release, and that the Share Exchange Ratio of 0.833 MEI shares for each share of the Company fell within the range that GCA analyzed as reasonable from the Company's shareholders' financial point of view.

⑤ In April 2002, the Company, preceding the signing of the Share Exchange Agreement with MEI, requested GCA to re-asses the reasonableness of the Share Exchange Ratio determined on January 10, 2002. At this request, GCA updated its analysis on the equity value of both the Company and MEI based on the information additionally obtained, and thereupon reported to the Board of Directors of the Company that, as of April 26, 2002, the Share Exchange Ratio of 0.833 MEI shares for each share of the Company fell within the range that GCA analyzed as reasonable from the Company's shareholders' financial point of view.

⑥ Upon receipt of this report, the Company subsequently obtained approval at the meeting of its Board of Directors held on the same day, and entered into the Share Exchange Agreement, setting forth the Share Exchange Ratio therein.

⑦ The Company has also confirmed that MEI obtained a report from its financial advisor to the effect that the Share Exchange Ratio provided in the Share Exchange Agreement is fair and reasonable.

[Report from Global Corporate Advisory K.K.]

[Translation – Japanese original version shall prevail]

April 26, 2002

To: The Board of Directors
Matsushita Kotobuki Electronics Industries, Ltd.

Analysis of the Share Exchange Ratio

Matsushita Kotobuki Electronics Industries, Ltd. ("MKE") requested Akihiro Watanabe, C.P.A. (presently Managing Director of Global Corporate Advisory K.K.; together with Akihiro Watanabe, C.P.A., and Global Corporate Advisory K.K. referred to as "GCA") to analyze, as a financial advisor, the reasonableness of the share exchange ratio stated in the memorandum of understanding (the "MOU") dated January 10, 2002 and executed with Matsushita Electric Industrial Co., Ltd. (the "Parent Company" or "MEI"), from MKE shareholders' financial point of view, prior to the execution of share exchange agreement (the "Agreement"). The MOU states, among other things, that MKE and the Parent Company agree to consummate a share exchange (the "Share Exchange") in which MEI shall become the 100% parent company of MKE, and that each share of common stock of MKE shall be exchanged for 0.833 shares of MEI common stock (the "Share Exchange Ratio").

Prior to the execution of the MOU, GCA analyzed on the share exchange ratio which GCA considered reasonable from MKE shareholders' financial point of view, and reported the result of the analyses to the Board of Directors of MKE on December 25, 2001. In making the report, GCA analyzed the enterprise values as going concern basis and the fair market values of the equity value per share, utilizing Adjusted Net Asset Value Method, Average Market Share Price Method, and Discounted Cash Flow Method for the valuation of MKE, and Break-up Value Method, Average Market Share Price Method, and Discounted Cash Flow Method for MEI. Thereafter, upon comprehensive consideration of the results of all these analyses, GCA reported the range of the share exchange ratio to MKE.

In preparation of the report, GCA performed the following procedures and analyses on both MKE and the Parent Company:

(1) Analysis of the annual securities reports for the last three financial years, the last semi-annual securities reports, and other information concerning business and financial conditions of both MKE and the Parent Company up to mid-December 2001;
(2) Analysis of the financial statements, business plans, and other information on business and financial conditions of both MKE and the Parent Company;
(3) Review of projected financial information, including profit and loss for both MKE and the Parent Company;
(4) Interviews with the management of both MKE and the Parent Company concerning their business operations, assets, financial conditions and outlook;
(5) Analysis of publicly available information on market and economic conditions in which both MKE and the Parent Company are operating;
(6) Analysis of the market share prices and trading volumes of the shares of both MKE and the Parent Company; and
(7) Other investigations, inquiries, and analyses that GCA deemed necessary and appropriate.

After the execution by MKE of the MOU, GCA performed the following procedures and analyses regarding both MKE and the Parent Company:

(1) Review of the MOU executed on January 10, 2002;
(2) Review of the press release dated January 10, 2002 (the "Press Release");

(3) Review of the business forecasts announced since January 11, 2002 up to the date hereof;

(4) Interviews with the management of both MKE and MEI concerning business operations, assets and financial conditions, outlook and the likely effect of the revision of their business forecast; and

(5) Other investigations, inquiries, and analyses that GCA deemed necessary and appropriate.

Furthermore, GCA conducted the following in preparation of this letter:

(1) Review of press releases made by MKE or the Parent Company since January 11, 2002;

(2) Review of copies of the letters dated April 26, 2002 issued by MKE and the Parent Company to GCA or the financial advisor of the Parent Company, as appropriate, concerning any anticipated events up to the date of the Share Exchange (October 1, 2002); and

(3) Other investigations, inquiries, and analyses that GCA deemed necessary and appropriate.

Within the scope of these processes and analyses and under the assumptions and the restrictions expressed herein, GCA has confirmed that, as of the date hereof, the share exchange ratio of 0.833 MEI shares for each MKE share stated in the draft of the Agreement, fell within the range that GCA analyzed as reasonable from MKE shareholders' financial point of view.

****

This letter was prepared by GCA, based on financial information provided to it or that was publicly available under the assumption that the information is accurate and, moreover, complete. GCA has not verified any of the information independently. Accordingly, GCA accepts no responsibility for the accuracy nor completeness of the information used. Additionally, GCA has prepared this letter on the assumption that the financial forecasts and business plans provided by MKE and the Parent Company have been confirmed accurate by MKE and the Parent Company and are on the best judgment and expressed expectations of the executive management of MKE and the Parent Company. GCA has not performed a physical investigation of the property, equipment, etc. of MKE or the Parent Company, and GCA has not prepared an independent appraisal of individual assets or debt of MKE or the Parent Company, nor has GCA received any such appraisal report from MKE or the Parent Company. In addition, GCA has prepared this letter under the assumption of the legal and valid execution of the Share Exchange as described in the MOU or the Press Release, and the tax implications of the Share Exchange to be materialized as planned. Since conditions may change subsequent to the date of this letter, the conclusions of this letter may accordingly change, and this letter is current as of the date of this letter and GCA does not intend to make, assert, nor accept any responsibility for corrections, changes, or supplements.

This letter was prepared for the sole purpose of serving as a reference for MKE's Board of Directors in assessing the reasonableness of the Share Exchange Ratio in connection with the execution of the Agreement with the Parent Company. However, GCA recognizes that this letter may be disclosed to MKE's shareholders as a reference considered by MKE's Board of Directors in assessing the reasonableness of the Share Exchange Ratio. This letter is not an opinion as to the managerial judgment made by MKE's Board of Directors. This letter is not a solicitation or recommendation to MKE's shareholders to exercise votes in any particular manner regarding the Share Exchange. Concurrently, this letter is not a forecast of future share prices or enterprise values of MKE nor the Parent Company.

Global Corporate Advisory K.K.
Akihiro Watanabe, Managing Director

(4) The balance sheets and statements of operations of the companies conducting the share exchange, pursuant to Paragraph 1, Items 3 and 5 of Article 354 of the Commercial Code of Japan

1. The balance sheet and statement of operations of the Company are as follows:

Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**180,482**
Cash and deposits	22,800
Group deposits	86,909
Trade accounts receivable	34,495
Marketable securities	7,412
Finished goods and merchandise	4,117
Work in process, raw materials and supplies	16,694
Other receivables	7,998
Deposits paid	31
Advance payments	77
Deferred hedge losses	29
Allowance for doubtful receivables	(83)
Fixed assets	**46,940**
Tangible fixed assets	**24,976**
Buildings	10,693
Structures	675
Machinery and equipment	7,127
Vehicles	20
Tools, furniture and fixtures	818
Land	3,925
Construction in progress	1,716
Intangibles	**2,812**
Patent rights	1,989
Software	779
Facility utility rights	43
Investments and other assets	**19,151**
Investment securities	2,981
Investments in subsidiaries	12,049
Long-term deposits paid	142
Long-term loans	3,986
Allowance for doubtful receivables	(8)
Total assets	**227,422**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million have been omitted.

2. "Group deposits" are deposits with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.

3. Short-term receivables from parent company ¥17,990 million
Short-term payables to parent company ¥ 4,254 million
Short-term receivables from subsidiaries ¥12,791 million
Long-term receivables from subsidiaries ¥ 2,698 million
Short-term payables to subsidiaries ¥ 1,420 million

4. Accumulated depreciation of tangible fixed assets ¥99,140 million

5. Leased assets (computers, etc.) are not included in the above "Fixed assets."

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**60,006**
Trade accounts payable	16,636
Other payables	606
Accrued expenses	21,463
Accrued income taxes	27
Advance receipts	28
Deposits received	6,822
Employees' deposits	3,804
Foreign exchange contracts	29
Reserve for bonuses	3,006
Reserve for service maintenance	7,581
Long-term liabilities	**8,021**
Deferred tax liabilities	288
Employee retirement and severance benefits	7,733
Total liabilities	**68,027**

Shareholders' Equity

Capital stock	**7,907**
Statutory reserves	**27,491**
Capital reserve	25,515
Legal reserve	1,976
Retained earnings	**123,650**
Reserve for losses in foreign investments	61
Reserve for dividends	10,000
Contingency reserve	178,050
Unappropriated deficit at end of period	(64,460)
[Net income (loss) for period	(66,175)]
Unrealized holding gains of available-for-sale securities, etc.	**369**
Treasury stock	**(23)**
Total shareholders' equity	**159,395**
Total liabilities and shareholders' equity	**227,422**

(Notes) 6. Major foreign currency assets and liabilities:

Cash and deposits	¥3,177 million (US$23,845 thousand)
Trade accounts receivable	¥7,774 million (US$58,346 thousand)
Other receivables	¥4,666 million (US$35,017 thousand)
Investment securities	¥ 626 million (US$ 4,703 thousand)
Investments in subsidiaries	¥5,942 million (US$39,648 thousand)
	¥6,107 million (S$ 90,120 thousand)
Long-term loans	¥1,998 million (US$15,000 thousand)
Trade accounts payable	¥6,224 million (US$46,711 thousand)

7. Of the net assets, the amount restricted from appropriation to dividends under Article 290, Paragraph 1, Item 6 of the Japanese Commercial Code is ¥369 million.

8. Net income (loss) per share for the period (April 1, 2001 to March 31, 2002) .... (418.46) yen

Statement of Operations

Recurring Profit & Loss	from April 1, 2001 to March 31, 2002
Operating income and expenses	(in millions of yen)
Net sales	**200,061**
Cost of sales	(190,898)
Selling, general and administrative expenses	(15,297)
Operating profit (loss)	**(6,134)**
Non-operating Income and expenses	
Non-operating income	
Interest and dividend income	966
Other	536
Non-operating expenses	
Interest expense	(361)
Other	(964)
Recurring profit (loss)	**(5,957)**
Non-Recurring Profit & Loss	
Non-recurring profit	
Profit on sale of fixed assets	105
Profit on sale of investment securities	522
Reversal of allowance for doubtful receivables	103
Non-recurring loss	
Loss on sale and retirement of fixed assets	(84)
Loss on valuation of investment securities	(384)
Loss on business restructuring	(26,094)
Income (loss) before income taxes	**(31,790)**
Provision for income taxes	
Current	(1,033)
Deferred	(33,352)
Net income (loss)	**(66,175)**
Unappropriated retained earnings brought forward from the previous period	2,782
Interim dividend	(1,067)
Unappropriated deficit at end of period	(64,460)

(Notes) 1. Amounts less than ¥1 million have been omitted.

2. Sales to parent company ¥107,628 million
Purchases from parent company ¥ 18,350 million
Transactions with parent company other than sales and purchases ¥ 1,941 million
Sales to subsidiaries ¥ 23,061 million
Purchases from subsidiaries ¥ 10,326 million
Transactions with subsidiaries other than sales and purchases ¥ 2,004 million

3. Loss on business restructuring in the amount of ¥26,094 million includes expenses incurred from the reorganization/integration of manufacturing units and employment restructuring programs. The main contents are as follows:
(1) Impairment losses of fixed assets ¥ 8,769 million
(including non-recurring depreciation)
(2) Assistance expenses related to the acquisition of subsidiaries ¥ 7,650 million
(3) Additional retirement allowances under the special retirement program and Special Life Plan Assistance Program expenses ¥ 5,923 million

Summary of Significant Accounting Policies

1. Valuation method of inventories:
   - Finished goods, work in process ······ Valuation at cost, retail method
   - Merchandise, raw materials, supplies ······ Valuation at cost, with cost determined by last purchase price method
2. Valuation method of securities:
   - Investments in subsidiaries and affiliates ······ Valuation at cost, with cost determined by the moving average method
   - Other securities
     - Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders' equity. The cost of other securities sold is computed based on the moving average method.)
     - Items with no market value: valuation at cost, with cost determined by the moving average method
3. Derivatives ······ Market valuation method
4. Method of depreciation and amortiztion of fixed assets:
   - Tangible fixed assets — Declining-balance method
   - Intangible fixed assets — Straight-line method
5. Accrual for employee retirement and severance benefits:
   Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end.
   The transition obligation amounting to ¥2,167 million recognized at the adoption of new accounting standards is being amortized on a straight-line basis over 15 years.
   Prior service liabilities are amortized on a straight-line basis over a fixed period (17 years) within the average years of remaining service of employees at the time such prior service liabilities arose.
   The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, over a fixed period (17 years) within the average years of remaining service of employees at the time such acturial gains and losses arose.
6. Method of translation of assets and liabilities in foreign currencies into Japanese yen:
   Receivables and payables in foreign currencies are translated into yen at year-end rates. Differences from transaction rates are entered as gains or losses.
7. Leases:
   Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
8. Basis of hedge accounting:
   Hedge accounting is calculated using the deferred hedge method.
   Losses and gains from foreign currencies set forth in "Foreign exchange contracts" are calculated using the allocation method.
9. Consumption tax, etc. are excluded from all items in the statement of operations.

Additional information

1. Reserve for bonuses:
   Forecast expenses related to the payment of employee bonuses, which were previously reported as accrued expenses, are reported as "Reserve for bonuses" from the end of this period pursuant to the Research Center Review Information No.15 "Concerning Financial Statement Titles to Be Used for Accrued Bonuses for Employees," published by the Japanese Institute of Certified Public Accountants (JICPA) on February 14, 2001. The "Reserve for bonuses" at the end of the previous period amounted to ¥3,314 million.
2. Treasury stock:
   Treasury stock, previously accounted for in current assets, is now included at the bottom of "Shareholders' Equity" from this fiscal period, due to revisions to the regulations concerning financial documents.

2. The balance sheet and statement of operations of Matsushita Electric Industrial Co., Ltd. are as follows:

Balance Sheet

Assets	March 31, 2002 (in millions of yen)
Current assets	**1,759,207**
Cash and deposits	736,022
Trade notes receivable	24,515
Trade accounts receivable	545,119
Marketable securities	2,973
Other receivables	87,290
Advance payments	14,020
Short-term loans	21,259
Deferred tax assets	127,453
Allowance for doubtful receivables	(4,430)
Finished goods, merchandise and semi-finished goods	111,650
Raw materials, supplies and work in process	88,755
Other current assets	4,576
Fixed assets	**2,806,764**
Tangible fixed assets	**465,202**
Buildings	187,742
Structures	8,060
Machinery and equipment	160,970
Vehicles	148
Tools, furniture and fixtures	20,335
Land	67,518
Construction in progress	20,426
Intangibles	**30,468**
Patent and trademark rights	4,000
Software	17,551
Facility utility and other rights	8,917
Investments and other assets	**2,311,093**
Investment securities	595,885
Investments in subsidiaries	1,361,915
Investments in equity, other than capital stock	29,184
Investments in equity of subsidiaries, other than capital stock	91,550
Allowance for investment loss	(82,776)
Long-term deposits paid	18,624
Long-term loans	10,433
Deferred tax assets	286,276
Total assets	**4,565,972**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million have been omitted.

2. Short-term receivables from subsidiaries ¥ 288,640 million
   Long-term receivables from subsidiaries ¥ 10,442 million
   Short-term payables to subsidiaries ¥ 385,747 million
   Long-term payables to subsidiaries ¥ 1,082 million

3. Accumulated depreciation of tangible fixed assets ¥1,377,616 million

4. Leased assets (computers, etc) are not included in the above "Fixed assets."

5. Major foreign currency assets and liabilities:

Investments in subsidiaries	US$6,210,887 thousand	(¥832,452 million)
〃	RM 1,364,034 thousand	(¥ 62,709 million)
〃	Stg£ 205,174 thousand	(¥ 47,062 million)
〃	S$ 210,941 thousand	(¥ 16,661 million)
〃	NT$5,045,691 thousand	(¥ 22,084 million)
Investments in equity of subsidiaries, other than capital stock	Euro 155,093 thousand	(¥ 21,115 million)
Bonds	US$1,000,000 thousand	(¥125,267 million)

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**1,395,272**
Trade notes payable	15,998
Trade accounts payable	414,287
Other payables	14,445
Accrued expenses	247,997
Reserve for bonuses	54,828
Accrued income taxes	620
Advance receipts	23,258
Deposits received	318,814
Short-term borrowings	51,600
Employees' deposits	78,696
Deposits from customers	10,322
Bonds (to be redeemed within 1 year)	125,267
Reserve for warranty costs	15,471
Reserve for sales promotion	19,221
Other current liabilities	4,443
Long-term liabilities	**617,324**
Bonds	300,000
Convertible bonds	97,744
Long-term deposits received	1,490
Employee retirement and severance benefits	218,090
Total liabilities	**2,012,597**

Shareholders' Equity

Capital stock	**258,737**
Statutory reserves	**394,136**
Capital reserve	341,387
Legal reserve	52,748
Retained earnings	**1,951,308**
Reserve for advanced depreciation	2,822
Reserve for dividends	89,000
Contingency reserve	1,962,000
Unappropriated deficit at end of period	(102,513)
[Net income (loss) for period	(132,410)]
Unrealized holding gains of available-for-sale securities, etc.	**41,377**
Treasury stock	**(92,184)**
Total shareholders' equity	**2,553,374**
Total liabilities and shareholders' equity	**4,565,972**

(Notes) 6. Discounted export bills of exchange ¥ 218 million
7. Guarantees ¥ 1,659 million
Credit arrangements supported by keepwell agreements with overseas subsidiaries US$137.628 thousand (¥18,338 million)
8. Dividend restrictions:
Of the total net assets, the amount restricted from appropriation to dividends under Article 290, Paragraph 1 of the Japanese Commercial Code is ¥41,377 million.
9. Net income (loss) per share for the period (from April 1, 2001 to March 31, 2002) (63.79) yen

Statement of Operations

Recurring Profit & Loss	from April 1, 2001 to March 31, 2002 (in millions of yen)
Operating income and expenses	
Net sales	**3,900,790**
Cost of sales	(3,344,354)
Selling, general and administrative expenses	(649,389)
Operating profit (loss)	**(92,952)**
Non-operating income and expenses	
Non-operating income	
Interest and dividend income	79,522
Other	30,870
Non-operating expenses	
Interest expense	(24,267)
Other	(35,652)
Recurring profit (loss)	**(42,480)**
Non-recurring Profit & Loss	
Non-recurring profit	
Profit on sale of tangible fixed assets	3,381
Non-recurring loss	
Loss on business restructuring	(130,572)
Loss on valuation of investment securities	(81,523)
Loss on sale of investment securities	(3,001)
Income (loss) before income taxes	**(254,197)**
Provision for income taxes	
Current	(240)
Deferred	122,026
Net income (loss)	**(132,410)**
Unappropriated retained earnings brought forward from the previous period	42,891
Interim dividend	(12,994)
Unappropriated deficit at end of period	(102,513)

(Notes) 1. Amounts less than ¥1 million have been omitted.
2. Sales to subsidiaries ¥2,003,495 million
Purchases from subsidiaries ¥2,069,497 million
Turnover with subsidiaries other than sales and purchases ¥ 48,694 million
3. Loss on business restructuring includes one-time expenses associated with the implementation of employment restructuring initiatives such as the Special Life Plan Assistance Program as well as the restructuring of operating and distribution divisions in Japan.

Summary of Significant Accounting Policies

1. Valuation method of inventories:
   Finished goods, semi-finished goods, work in process .... Lower of cost (average) or market
   Merchandise, raw materials, supplies .... Lower of cost determined by last purchase price method, or market
2. Valuation method of securities:
   Investments in subsidiaries and affiliates .... Valuation at cost, with cost determined by the moving average method
   Other securities
   Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders' equity. The cost of other securities sold is computed based on the moving average method.)
   Items with no market value: valuation at cost, with cost determined by the moving average method
   Derivatives .... Market valuation method
3. Method of depreciation of tangible fixed assets:
   A reasonable number of years of useful life is determined for different classes of fixed assets to reflect the effects of technical innovation on equipment obsolescence (typically reducing the legally stipulated figure for years of useful life by around 20-30%). Depreciation is calculated using the declining balance method.
4. Method of amortization of intangible assets:
   With regard to the software used in the Company, amortization is computed on the straight-line method based on the logical, useful period of time. Other intangible assets are computed on the straight-line method based on standards identical to the method prescribed by corporate tax law.
5. Accrual for reserve for loss on investments:
   Loss on investments of affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of the companies.
6. Accrual for employee retirement and severance benefits:
   Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transition obligation amounting to ¥42,077 million recognized at the adoption of new accounting standards is being amortized on a straight-line basis over 15 years.
   The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, based on the average years of remaining service of employees at the time such acturial gains and losses arose.
7. Leases:
   Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
8. Basis of hedge accounting:
   The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts, currency options and commodity futures trading. Foreign exchange forward contracts are accounted for using the allocation method.
9. Consumption tax, etc. are excluded from all items in the statement of operations.

Additional Information

Change in transaction price:

With respect to sales transactions in the consumer products area in Japan, the Company changed the transaction price to more accurately reflect the actual condition of the market, with the objective of realizing management that can respond quickly and properly to changes in the market to attain customer satisfaction. The new price is lower than the previous one by an amount that is deemed comparable to sales promotion expenses. This change resulted in a decrease in net sales and sales promotion expenses, each by approximately ¥62.5 billion, in this past fiscal year, compared to the case calculated using the previous transaction price. Operating profit is not affected by this change.

(Reference Material)

The consolidated balance sheets and statements of operations of the Company and Matsushita Electric Industrial Co., Ltd.

1. The consolidated balance sheet and statement of operations of the Company are as follows:

Consolidated Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**227,817**
Cash and deposits	31,526
Group deposits	86,909
Trade notes and accounts receivable	56,827
Short-term investments	7,412
Inventories	39,640
Deferred tax assets	316
Deferred hedge losses	29
Other current assets	5,214
Allowance for doubtful receivables	(57)
Fixed assets	**50,036**
Property, plant and equipment	**40,484**
Buildings and structures	15,737
Machinery, equipment and vehicles	13,196
Land	6,657
Construction in progress	2,649
Other	2,243
Intangibles	**3,902**
Investments and other assets	**5,648**
Investment securities	3,691
Long-term loans	1,308
Deferred tax assets	508
Other investments and assets	143
Allowance for doubtful receivables	(2)
Total assets	**277,853**

(Notes) 1. All amounts less than ¥1 million have been omitted.
2. Accumulated depreciation of property, plant and equipment .. ¥147,790 million
3. "Group deposits" are deposited with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**99,855**
Trade notes and accounts payable	35,915
Short-term borrowings	8,394
Accrued income taxes	27
Accrued expenses	27,340
Deferred tax liabilities	11
Reserve for bonuses	3,201
Reserve for service maintenance	12,141
Foreign exchange contracts	29
Other current liabilities	12,793
Long-term liabilities	**9,037**
Deferred tax liabilities	1,065
Employee retirement and severance benefits	7,935
Goodwill	37
Total liabilities	**108,893**
Minority interests	**1,642**

Shareholders' Equity

Common stock	**7,907**
Capital surplus	**25,515**
Retained earnings	**133,519**
Unrealized holding gains of available-for-sale securities, etc.	**369**
Cumulative translation adjustments	**29**
Treasury stock	**(23)**
Total shareholders' equity	**167,317**
Total liabilities, minority interests and shareholders' equity	**277,853**

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Net sales	**411,853**
Cost of sales	(400,945)
Selling, general and administrative expenses	(19,495)
Operating profit (loss)	**(8,588)**
Non-operating income	
Interest and dividend income	1,137
Other	797
Non-operating expenses	
Interest expense	(624)
Other	(1,000)
Recurring profit (loss)	**(8,278)**
Non-recurring profit	
Profit on sale of fixed assets	75
Profit on sale of investment securities	522
Reversal of allowance for doubtful receivables	139
Non-recurring loss	
Loss on sale and retirement of fixed assets	(258)
Loss on valuation of investment securities	(384)
Loss on business restructuring	(27,250)
Income (loss) before income taxes	**(35,434)**
Provision for income taxes	
Current	(1,144)
Deferred	(32,311)
Minority interests	185
Net Income (loss)	**(68,705)**

(Notes) 1. All amounts less than ¥1 million have been omitted.

2. Loss on business restructuring in the amount of ¥27,250 million include expenses incurred from the reorganization / integration of overseas and domestic manufacturing units and employment restructuring programs. The main contents are as follows:

(1) Impairment losses of property, plant and equipment (including non-recurring depreciation) ¥13,532 million

(2) Additional retirement allowances under the special early retirement program and Special Life Plan Assistance Program expenses ¥ 8,734 million

This page is left blank intentionally.

2. The consolidated balance sheet and statement of operations of Matsushita Electric Industrial Co., Ltd. (MEI) are as follows. Please note the MEI's consolidated financial statements are prepared in conformity with United States generally accepted accounting principles.

Consolidated Balance Sheet

Assets	March 31, 2002 (in millions of yen)
Current assets	**3,842,031**
Cash and cash equivalents	899,769
Time deposits	521,333
Short-term investments	11,849
Trade notes receivable	72,159
Trade accounts receivable	1,055,076
Allowance for doubtful receivables	(40,298)
Inventories	834,608
Other current assets	487,535
Noncurrent receivables	**316,230**
Investments and advances	**1,331,401**
Property, plant and equipment	**1,440,271**
Land	221,823
Buildings	1,314,122
Machinery and equipment	3,148,408
Construction in progress	66,578
Less accumulated depreciation	(3,310,660)
Other assets	**697,226**
Total assets	**7,627,159**

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**2,486,076**
Short-term borrowings, including current portion of long-term debt	508,064
Trade notes payable	33,331
Trade accounts payable	513,114
Accrued income taxes	25,184
Accrued payroll	106,585
Accrued expenses	688,549
Deposits and advances from customers	109,263
Employees' deposits	136,387
Other current liabilities	365,599
Long-term liabilities	**1,431,768**
Long-term debt	691,892
Employee retirement and severance benefits	718,501
Other long-term liabilities	21,375
Total liabilities	**3,917,844**
Minority interests	**466,231**

Stockholders' Equity

Common stock	**258,737**
Capital surplus	**582,848**
Legal reserve	**82,354**
Retained earnings	**2,461,963**
Accumulated other comprehensive income (loss)	**(150,633)**
Treasury stock	**(92,185)**
Total stockholders' equity	**3,243,084**
Total liabilities and stockholders' equity	**7,627,159**

(Notes) 1. From this fiscal year, the Company has applied the Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133."

2. Accumulated other comprehensive income (loss) breakdown:

Cumulative translation adjustments	¥ (51,287) million
Unrealized holding gains of available-for-sale securities	¥ 50,888 million
Unrealized gains of derivative instruments	¥ 128 million
Minimum pension liability adjustments	¥(150,362) million

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 (In millions of yen)
Net Sales	**6,876,688**
Cost of sales	(5,134,077)
Selling, general and administrative expenses	(1,954,418)
Operating profit (loss)	**(211,807)**
Non-operating income and expenses	
Interest income	33,556
Dividend income	9,162
Interest expense	(41,213)
Restructuring charges	(164,056)
Write-down of investment securities	(92,806)
Other income (loss), net	(80,845)
Income (loss) before income taxes	**(548,009)**
Provision for income taxes	57,211
Minority interests	59,732
Equity in earnings of associated companies	59
Net income (loss)	**(431,007)**

(Note) Restructuring charges include expenses associated with the implementation of early retirement programs and the regional-based employee remuneration system. Other income (loss) includes business restructuring expenses, such as impairment losses and other expenses associated with the closing/integration of several manufacturing facilities.

Printed in Japan

Exhibit 4

(English Excerpt)

NOTICE OF
THE 53RD ORDINARY GENERAL MEETING
OF SHAREHOLDERS

to be held in Yokohama, Japan

on June 27, 2002

This Is an English translation from Japanese of a notice circulated to shareholders in Japan, extracting the portions concerning the proposal related to the share exchange agreement with Matsushita Electric Industrial Co., Ltd., to comply with requirements of the U.S. Securities Act of 1933.

Matsushita Communication Industrial Co., Ltd.

Yokohama, Japan

To: Shareholders in the United States

The exchange offer or business combination referred to in this Notice is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document (other than the consolidated financial statements of Matsushita Electric Industrial Co., Ltd.), if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of Unites States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. Securities laws. It may be difficult to compel a foregin company and its affiliates to subject themselves to a U.S. court's judgement.

Editor's notes:

1. The financial statements and other information included in this Notice of Shareholders Meeting (excerpt) are prepared primarily on a non-consolidated basis in accordance with Japanese regulations. As reference material, however, consolidated financial statements are also provided herein. Non-consolidated and consolidated financial statements should not be confused with each other.
2. In accordance with the Regulations concerning Financial Documents under the Japanese Commercial Code, all amounts less than one million yen have been omitted in the financial statements in this Notice, unless otherwise indicated.

June 10, 2002

Dear Shareholders:

Notice of the 53rd Ordinary General Meeting of Shareholders

This is to inform you that the Company's 53rd Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the referential materials contained herein and to mail, as soon as possible, the voting exercise card duly signed by you after marking "for" or "against" each bill.

****

1. **Date:** 10:00 a.m., Thursday, June 27, 2002
2. **Place:** Corporate Head Office located at 3-1, Tsunashima-higashi 4-chome, Kohoku-ku, Yokohama
3. Purposes of the Meeting:

– Matters to be Reported:

The business report, balance sheet and statement of operations with respect to the 53rd fiscal period from April 1, 2001 to March 31, 2002

[Translation omitted]

– Matters to be Acted Upon:

Bill No. 1: To approve the proposed allocation of profit with respect to the 53rd fiscal period
[Translation omitted]

Bill No. 2: To make partial amendments to the Company's Articles of Incorporation
[Translation omitted]

Bill No. 3: To approve the Share Exchange Agreement between the Company and Matsushita Electric Industrial Co., Ltd.
[See the following pages]

Bill No. 4: To elect 7 directors
[Translation omitted]

Bill No. 5: To grant a retirement allowance to a retiring director for his meritorious service
[Translation omitted]

Sincerely yours,

Yasuo Katsura
President and Director
Matsushita Communication Industrial Co., Ltd.
3-1, Tsunashima-higashi 4-chome, Kohoku-ku,
Yokonama

Shareholders attending the meeting are requested to hand in the voting exercise card at the reception desk of the meeting venue.

[Reference Material for Exercise of Voting Rights (excerpt)]

Bill No. 3: To approve the Share Exchange Agreement between the Company and Matsushita Electric Industrial Co., Ltd.

(1) Reasons for necessitating the share exchange

To achieve new growth in the 21st century, the Matsushita Group began its mid-term business plan called "Value Creation 21" for the period from April 2001 to March 2004. Under the "Deconstruct and Create" theme, a series of restructuring initiatives have been implemented.

In a further effort to secure continued growth and strengthen earnings capability for maximization of corporate value, the Group is seeking to re-establish business areas of responsibility and autonomous management structures for respective operating units. In line with this initiative, the Company has decided to become a wholly-owned subsidiary of its parent company, Matsushita Electric Industrial Co., Ltd., by way of a share exchange, with the effective date set for October 1. 2002.

Specific measures of reorganizations and new business structure building will be implemented in accordance with the following basic policies:

① Make maximum use of the benefits achieved from collaboration with related businesses within the Matsushita Group through concentration and unification of Groupwide management resources and core technologies.

② Expedite implementation of the Company's future business strategies by realizing operational synergies through close collaboration with other Matsushita Group companies.

③ Establish a totally integrated operational structure in each business area, with full responsibility to customers for development, manufacturing and sales.

Management would appreciate shareholders' approval of the share exchange agreement (the Share Exchange Agreement) upon understanding of the intent of this share exchange, and your continued support of our endeavors.

(2) The Share Exchange Agreement

The following sets out the tems of the Share Exchange Agreement entered into by the Company and Matsushita Electric Industrial Co., Ltd. on April 26, 2002.

SHARE EXCHANGE AGREEMENT

(copy)

Matsushita Electric Industrial Co., Ltd. (hereinafter referred to as "MEI") and Matsushita Communication Industrial Co., Ltd. (hereinafter referred to as "MCI") hereby execute this share exchange agreement (hereinafter referred to as "this Agreement") as set forth herein.

(Share Exchange)

Article 1 MEI and MCI shall implement the share exchange in accordance with the manner set forth in Articles 352 through 363 of the Commercial Code of Japan, whereby MEI shall be the 100% parent company of MCI and MCI shall become the wholly-owned subsidiary of MEI.

(Shares to be Allotted upon Share Exchange)

Article 2 Upon the share exchange, MEI shall issue 176,967,239 shares of common stock and allot them, together with 59,984,408 shares of common stock of MEI held by MEI set forth in the following article, to those shareholders (including the beneficial shareholders; hereinafter the same shall apply) whose names appear as such on the register of shareholders of MCI (including the register of beneficial shareholders; hereinafter the same shall apply) as of the close of the day immediately preceding the date of the share exchange, at the ratio of 2.884 shares of common stock of MEI per each common stock of MCI held by such shareholders; provided, however, that no shares of MEI shall be allotted to 105,989,216 shares of MCI held by MEI.

(Allotment of Treasury Stock)

Article 3 MEI shall, as provided in Article 2, allot the 59,984,408 shares of common stock of MEI held by MEI, to any shareholder of MCI in lieu of issuing new shares upon the share exchange.

(Date of Commencement for Calculating Dividends)

Article 4 The dividends on the 236,951,647 shares of common stock of MEI to be allotted in accordance with the provisions of Article 2 shall be calculated, commencing on October 1, 2002.

(Amounts of Capital Stock and Capital Surplus to be Increased)

Article 5 The amounts of capital stock and capital surplus to be increased due to the share exchange shall be as follows:

(1) Capital Stock to be increased: ¥0

(2) Capital Surplus to be increased: The amount calculated by the following formula;

$$\text{Net assets of MCI existing as of the date of the share exchange} \times \frac{\text{Number of shares of MCI to be transferred to MEI upon the share exchange}}{\text{Total number of outstanding shares of MCI}} - \text{Total amount of book value of shares referred to in Article 3, stated in the accounting book of MEI}$$

(Date of Share Exchange)

Article 6 The date on which the share exchange shall become effective shall be October 1, 2002; provided, however, that the parties hereto may agree to change such date upon consulting each other, if necessary.

(Management of Property, etc.)

Article 7 Upon execution of this Agreement until the date of the share exchange, each of the parties hereto shall carry out its business and manage all of its properties with the due care of a good manager (zenryo-naru-kanrisha-no-chui), and shall, only after negotiation and agreement between them, engage in any activity that may materially affect its properties, rights and obligations.

(Dividends)

Article 8 Each of MEI and MCI may pay dividends to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of March 31, 2002 up to the following amount.

(1) ¥3.75 per share, ¥7,814,000,000 in the aggregate for MEI

(2) ¥7.50 per share, ¥1,412,000,000 in the aggregate for MCI

(Interim Dividends)

Article 9 Each of MEI and MCI may pay interim dividends (cash distributions pursuant to Article 293-5 of the Commercial Code of Japan) to those shareholders or the registered pledgees whose names appear as such on the register of shareholders as of the close of September 30, 2002 up to the following amount.

(1) ¥6.25 per share, ¥14,973,000,000 in the aggregate for MEI

(2) ¥12.50 per share, ¥2,446,000,000 in the aggregate for MCI

(Term of Office of Directors and Corporate Auditors Assuming Office before the Date of Share Exchange)

Article 10 The term of office of the Directors and Corporate Auditors of MEI who assumed such office before the date of the share exchange shall be until the end of their respective terms, as they would be in such office had the share exchange not been made.

(Shareholders' Meetings to Approve this Agreement)

Article 11 Each of MEI and MCI shall convene its shareholders' meeting (hereinafter referred to as the "Shareholders' Meetings") to be held on June 27, 2002 and seek an approval by its shareholders for this Agreement and other matters necessary for the share exchange: provided, however, that MEI and MCI may agree to change the date on which the Shareholders' Meetings are to be held, if necessary, upon consulting each other.

(Change of Terms of Share Exchange and Termination of this Agreement)

Article 12 In the event of any material changes in the conditions of assets or business operations of MEI or MCI during the period between the date of execution hereof and the date of the share exchange, MEI and MCI may agree to change the terms and conditions of the share exchange and other contents of this Agreement or terminate this Agreement upon consulting each other.

(Validity of this Agreement)

Article 13 This Agreement shall cease to have any effect if the share exchange is not approved at either of the Shareholders' Meetings of MEI or MCI as set forth in Article 11.

(Matters for Negotiation)

Article 14 In addition to the matters set forth in this Agreement, any matters necessary with respect to the share exchange shall be determined upon negotiation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate and, upon signing and sealing hereof, and each of MEI and MCI retains one (1) copy hereof.

April 26, 2002

MEI: MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
1006, Oaza Kadoma, Kadoma-shi, Osaka
President: Kunio Nakamura

MCI: MATSUSHITA COMMUNICATION INDUSTRIAL CO., LTD.
3-1, Tsunashima-higashi 4-chome, Kohoku-ku, Yokohama-shi, Kanagawa
President: Yasuo Katsura

(3) Explanation concerning the share exchange ratio pursuant to Paragraph 1, Item 2 of Article 354 of the Commercial Code of Japan

Explanation Concerning Share Exchange Ratio

With respect to the share exchange scheduled for October 1, 2002, between Matsushita Communication Industrial Co., Ltd. (the Company) and Matsushita Electric Industrial Co., Ltd. (MEI), the share exchange ratio (the Share Exchange Ratio) was determined as follows:

① The Company requested Global Management Directions Limited (GMD) for calculation of the Share Exchange Ratio to be used as a reference for the Company in commencing negotiations with MEI concerning the Share Exchange Ratio. GMD comprehensively considered and used such methods as historical trading values analysis, discounted cash flow analysis and adjusted net asset value analysis to calculate the Share Exchange Ratio and submitted the results thereof to the Company.

② Using GMD's calculation results as a reference, the Company held a number of negotiation sessions with MEI. As a result, the proposal to implement a Share Exchange Ratio of 2.884 for one (2.884 shares of MEI to be issued in exchange for one share of the Company) was submitted to each company's Board of Directors' meeting on January 10, 2002. The Board of Directors of the Company approved the Share Exchange Ratio and concluded a Memorandum of Understanding (MOU) with MEI, setting forth the Share Exchange Ratio, on the same day.

③ On the same day, the Company made a public announcement (the Press Release) reporting the fact that it entered into the MOU and the contents thereof, along with significant matters related to the share exchange. The MOU provides, among other things, that this share exchange is independent and separate from, and shall not be affected in any way by, other share exchanges that may be implemented between MEI and other companies than the Company, and that in the event any material changes arise in the conditions of assets or business operations of MEI or the Company, the parties may terminate the MOU upon mutual consultation. Also, the Press Release states that MEI may use the shares of its common stock held by itself to substitute a part of its new shares to be delivered at the time of the share exchange.

④ Subsequent to the issue of the Press Release, the Board of Directors of the Company confirmed with GMD that there was no disparity between the conditions on which GMD based to calculate the Share Exchange Ratio and the contents of the Press Release, and that the Share Exchange Ratio of 2.884 MEI shares for each Company share fell within the range that GMD had analyzed.

⑤ In April 2002, the Company, preceding the signing of the Share Exchange Agreement with MEI, once again requested GMD to perform additional procedures for the purpose of considering the adequateness of the Share Exchange Ratio determined on January 10, 2002. In response to this request, GMD reported to the Board of Directors of the Company on April 26, 2002 that, taking into consideration even the results of the additional procedures performed as requested by the Company, the Share Exchange Ratio of 2.884 MEI shares for each Company share fell within the range GMD had analyzed.

⑥ Upon receipt of this report, the Company subsequently obtained approval at the meeting of its Board of Directors held on the same day, and entered into the Share Exchange Agreement setting forth the Share Exchange Ratio therein.

⑦ Meanwhile, the Company has confirmed that MEI obtained a report from its financial advisor to the effect that the Share Exchange Ratio provided in the Share Exchange Agreement is fair and reasonable.

⑧ The Share Exchange Agreement also sets forth that, in the event any material changes arise in the conditions of assets or business operations of MEI or the Company, the parties may terminate the Agreement.

[Copy of Letter from Global Management Directions Limited]

April 26, 2002

Board of directors of
Matsushita Communication Industrial Co., Ltd.

Subject: Analysis of the Share Exchange ratio

Matsushita Communication Industrial Co., Ltd. ("Matsushita Communication") requested Global Management Directions Limited ("GMD") to perform certain procedures (the "agreed-upon procedures") in connection with the Share Exchange ratio for the use of Matsushita Communication's Board of Directors in making decisions with respect to a share exchange whereby Matsushita Electric Industrial Co., Ltd. ("Matsushita") will become the 100% parent company of Matsushita Communication (the "Share Exchange"). The agreed-upon procedures performed by GMD were:

- GMD read the financial information obtained from Matsushita Communication and from Matsushita including:
  - the Japanese Annual Securities Reports of Matsushita Communication and of Matsushita for the year ended March 31, 2001,
  - the Japanese Semi-Annual Reports of Matsushita Communication and of Matsushita for the six months ended September 30, 2001,
  - the consolidated financial projections of Matsushita Communication and of Matsushita prepared by Matsushita Communication and Matsushita, respectively,
  - the tax returns of Matsushita Communication and of Matsushita for the year ended March 31, 2001, and
  - the current value analysis of the assets and liabilities of each of Matsushita Communication and Matsushita prepared by Matsushita Communication and Matsushita, respectively.
- GMD reviewed the market prices of Matsushita Communication common stock and of Matsushita common stock and other market information.
- GMD held discussions with members of the management of Matsushita Communication and of Matsushita regarding past and current business operations, financial condition, future prospects and the advantages and disadvantages of the Share Exchange.

GMD performed the agreed-upon procedures using information provided on and before December 20, 2001 and analyzed indications for the Share Exchange ratio based on the historical trading value analysis, the discounted cash flow analysis and the adjusted net asset value analysis. GMD calculated the Share Exchange ratio taking the results of the analysis and other factors into consideration, and on December 25, 2001, GMD reported them to representatives of Matsushita Communication's Board of Directors.

On January 10, 2002, Matsushita Communication and Matsushita entered into the Memorandum of Understanding to execute the Share Exchange (the "Memorandum"). It is described in the Memorandum that the Share Exchange ratio will be 2.884 shares of Matsushita common stock for each share of Matsushita Communication common stock (the "SHARE EXCHANGE RATIO") . GMD read the Memorandum and found that the SHARE EXCHANGE RATIO to be within the range GMD had noted in its analysis.

Preceding the Share Exchange agreement, Matsushita Communication requested GMD to perform the following additional procedures (the "additional agreed-upon procedures") for the use of consideration by Matsushita Communication as to the adequateness of the SHARE EXCHANGE RATIO:

- GMD inquired of members of the management of Matsushita Communication and Matsushita of the financial results for the year ended March 31, 2002 and the financial prospects for the year ending March 31, 2003 of Matsushita Communication and Matsushita.
- GMD held discussions with members of the management of Matsushita Communication and of Matsushita regarding public announcements by Matsushita Communication and Matsushita on and after January 11, 2002 to April 26, 2002.
- GMD read the representation letter issued from one to the other between Matsushita Communication and Matsushita on April 26, 2002, regarding subsequent events expected to occur with respect to Matsushita Communication and Matsushita before October 1, 2002, the day of the Share Exchange.

GMD performed the additional agreed-upon procedures using information provided on and before April 26, 2002. As a result of the additional agreed-upon procedures under the assumptions and limiting conditions described in this letter, there was no substantive change to the range that GMD had noted in its earlier analysis, and the SHARE EXCHANGE RATIO of 2.884 shares of Matsushita common stock for each share of Matsushita Communication common stock remained within that range.

****

This letter was prepared for and the agreed-upon procedures and additional agreed-upon procedures were *conducted for Matsushita Communication's Board of Directors for its information and assistance in making its decisions* as to the Share Exchange ratio. Neither this letter nor any portions thereof shall be referred to in any documents or be used for any other purpose without our prior written consent. The letter does not address the underlying business decision to proceed with the Share Exchange and does not constitute a recommendation to any Matsushita Communication shareholder as to how he or she should vote with respect to the Share Exchange.

GMD rendered services to Matsushita Communication based on procedures agreed upon by Matsushita Communication and utilizing financial information supplied or reviewed by Matsushita Communication. The procedures were performed on the condition that Matsushita Communication conduct its own due diligence in the process of making business decisions regarding the Share Exchange, would not rely solely on GMD's procedures and Matsushita Communication's consideration of the procedures performed by and advice of GMD would not supplant other analyses and inquiries which Matsushita Communication has or should have conducted. GMD makes no representation regarding the sufficiency of the agreed-upon procedures. Furthermore, GMD does not take any responsibility for changes in market conditions, and has no obligation to revise this letter or complete additional procedures to reflect events or conditions that subsequently occur. As directed by Matsushita Communication, GMD assumed that four other share exchanges between Matsushita and other companies, which are scheduled to occur concurrently with the Share Exchange, do not affect the Share Exchange. In addition, the assumptions used in applying the agreed-upon procedures were supplied by, and are the sole responsibility of, Matsushita Communication. Consequently, GMD makes no representation regarding the sufficiency or accuracy of these assumptions.

GMD conducted its procedures and prepared this letter under the assumption that the Share Exchange will be legally and effectively executed. GMD's analysis is solely with respect to the Share Exchange ratio and does not indicate the fair market value of Matsushita Communication common stock or Matsushita common stock, and GMD did not calculate the fair value of Matsushita Communication common stock at the price which Matsushita Communication may purchase shares from the shareholders who object to the Share Exchange.

In performing these procedures, GMD assumed full disclosure had been made to GMD by the management of both Matsushita Communication and Matsushita of material and latent facts that might affect the Share Exchange ratio. Further,

GMD relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or that was discussed with, or considered by GMD, or that was publicly available. In all cases, GMD did not attempt to or assume any responsibility to verify such information. GMD did not make any evaluations or appraisals of any assets or liabilities of Matsushita Communication or Matsushita. Consolidated financial projections and assumptions prepared by and provided to Matsushita Communication or Matsushita were assumed, with the representation of the management of Matsushita Communication or Matsushita, that they were adequate for use in the Share Exchange ratio analysis.

Global Management Directions Limited
Representative Director
Masami Hashimoto

(4) The balance sheets and statements of operations of the companies conducting the share exchange, pursuant to Paragraph 1, Items 3 and 5 of Article 354 of the Commercial Code of Japan

1. The balance sheet and statement of operations of Matsushita Communication Industrial Co., Ltd. are as follows:

Balance Sheet

Assets	March 31, 2002 (in millions of yen)
Current assets	**287,996**
Cash and deposits	32,786
Group deposits	33,000
Trade accounts receivable	107,071
Finished goods	13,616
Raw materials	17,856
Work in process	8,130
Deferred tax assets	36,554
Other receivables	23,080
Other current assets	16,180
Allowance for doubtful receivables	(280)
Fixed assets	**229,296**
Tangible fixed assets	**47,513**
Buildings	22,741
Structures	861
Machinery and equipment	4,355
Vehicles	18
Tools, furniture and fixtures	7,699
Land	11,695
Construction in progress	142
Intangibles	**177**
Facility utility rights	55
Software	121
Investments and other assets	**181,605**
Investment securities	53,548
Investments in subsidiaries	17,974
Investments in equity of subsidiaries, other than capital stock	4,940
Investments in equity, other than capital stock	896
Long-term deposits	14,000
Long-term Group deposits	28,000
Deferred tax assets	47,990
Long-term deposits paid	14,826
Other assets	1,112
Allowance for valuation of investments	(1,683)
Total assets	**517,292**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million have been omitted.

2. Short-term receivables from subsidiaries ¥ 6,210 million
   Short-term payables to subsidiaries ¥ 28,007 million
3. Short-term receivables from parent company ¥105,098 million
   Short-term payables to parent company ¥ 16,021 million
   Long-term receivables from parent company ¥ 270 million
4. Accumulated depreciation of tangible fixed assets ¥116,592 million
5. Major foreign currency assets:
   Investment securities denominated in foreign currencies ¥ 8,082 million (Stg£ 25,586 thousand etc.)
   Investments in subsidiaries denominated in foreign currencies ¥10,640 million (US$ 46,000 thousand etc.)
   Long-term deposits paid denominated in foreign currencies ¥14,826 million (US$ 114,768 thousand)

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**168,665**
Trade accounts payable	48,770
Other payables	2,850
Accrued income taxes	17
Accrued expenses	52,603
Advance receipts	282
Deposits received	11,445
Reserve for bonuses	8,173
Reserve for service maintenance	8,692
Reserve for investment losses	23,842
Employees' deposits	11,977
Notes payable related to tangible fixed assets	10
Long-term liabilities	**25,654**
Employee retirement and severance benefits	25,654
Total liabilities	**194,319**

Shareholders' Equity

Capital stock	**22,856**
Statutory reserves	**41,626**
Capital reserve	35,912
Legal reserve	5,714
Retained earnings	**256,178**
Reserve for dividends	17,150
Contingency reserve	268,650
Unappropriated deficit at end of period	(29,621)
[Net income (loss) for period	(46,630)]
Unrealized holding gains of available-for-sale securities, etc.	**2,319**
Treasury stock	**(7)**
Total shareholders' equity	**322,972**
Total liabilities and shareholders' equity	**517,292**

(Notes) 6. "Group deposits" included in Current assets and Investments and other assets are deposits for the purpose of centralization and effective use of funds of Matsushita Group companies.
7. Major lease assets are computer related equipment.
8. Net income (loss) per share for the period (from April 1, 2001 to March 31, 2002) .... (247.84) yen
9. Amount of net assets as set forth in Article 290, Paragraph 1, Item 6 of the Japanese Commercial Code .... ¥ 2,319 million

Statement of Operations

Recurring Profit & Loss	from April 1, 2001 to March 31, 2002 (In millions of yen)
Operating income and expenses	
Net sales	**562,417**
Cost of sales	(468,395)
Selling, general and administrative expenses	(151,331)
Operating profit (loss)	**(57,309)**
Non-operating income and expenses	
Non-operating income	
Interest and dividend income	4,574
Other	4,315
Non-operating expenses	
Interest expense	(260)
Other	(1,934)
Recurring profit (loss)	**(50,614)**
Non-Recurring Profit & Loss	
Non-recurring profit	
Profit on sale of fixed assets	113
Reversal of allowance for doubtful receivables	413
Non-recurring loss	
Loss on retirement of fixed assets	(167)
Transfer to reserve for investment losses	(19,959)
One-time compensation for employment restructuring program	(8,076)
One-time compensation for regional-based employees	(14)
Income (loss) before income taxes	**(78,305)**
Provision for income taxes	
Current	(33)
Deferred	31,708
Net Income (loss)	**(46,630)**
Unappropriated retained earnings brought forward from the previous period	19,360
Interim dividend	(2,351)
Unappropriated deficit at end of period	(29,621)

(Notes) 1. Amounts less than ¥1 million have been omitted.
2. Sales to subsidiaries ¥ 5,336 million
Purchases from subsidiaries ¥ 69,964 million
Transactions with subsidiaries other than sales and purchases ¥ 182 million
3. Sales to parent company ¥533,053 million
Purchases from parent company ¥125,793 million
Transactions with parent company other than sales and purchases ¥ 27 million
4. "One-time compensation for employment restructuring program" is accounted for to provide support to early retirees on the Special Life Assistance Plan.

Summary of Significant Accounting Policies

1. Valuation method of inventories:

   Finished goods, work in process .... Lower of cost (average) or market. (Purchased goods are calculated by the lower of cost determined by last purchase price method, or market.)

   Raw materials .... Lower of cost, determined by last purchase price method, or market

2. Valuation method of securities:

   Investments in subsidiaries and affiliates .... Valuation at cost, with cost determined by the moving average method

   Other securities

   Items with a market value: market valuation method based on business year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders' equity. The cost of other securities sold is computed based on the moving average method.)

   Items with no market value: valuation at cost, with cost determined by the moving average method

3. Method of depreciation of tangible fixed assets — Declining-balance method

4. Leases:

   Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.

5. Basis of allowances and reserves:

   a. Allowance for doubtful receivables is provided for general receivables based primarily on past delinquency occurrance rates.

   b. Allowance for valuation of investments is provided to prepare for possible losses mainly from investments in subsidiaries, taking into consideration the financial condition of subsidiaries, etc.

   c. Reserve for service maintenance is provided to cope with after-sales services of products sold, and includes estimated expenses for repairing and contract-based maintenance services.

   d. Liabilities incurred for the provision of employee retirement and severance benefits are stated based on projected benefit obligation and pension fund assets at the year-end. The transition obligation amounting to ¥5,352 million recognized at the adoption of new accounting standards is being amortized on a straight-line basis over 15 years.

      The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, over a fixed period within the average years of remaining service of employees at the time such actuarial gains and losses arose.

   e. Reserve for investment losses is provided taking into consideration the financial condition of subsidiaries, etc., in order to prepare for possible losses due to the aggravation of performance of subsidiaries, etc.

6. Consumption tax, etc. are excluded from all items in the statement of operations.

2. The balance sheet and statement of operations of Matsushita Electric Industrial Co. Ltd. are as follows:

Balance Sheet

Assets

	March 31, 2002 (in millions of yen)
Current assets	**1,759,207**
Cash and deposits	736,022
Trade notes receivable	24,515
Trade accounts receivable	545,119
Marketable securities	2,973
Other receivables	87,290
Advance payments	14,020
Short-term loans	21,259
Deferred tax assets	127,453
Allowance for doubtful receivables	(4,430)
Finished goods, merchandise and semi-finished goods	111,650
Raw materials, supplies and work in process	88,755
Other current assets	4,576
Fixed assets	**2,806,764**
Tangible fixed assets	**465,202**
Buildings	187,742
Structures	8,060
Machinery and equipment	160,970
Vehicles	148
Tools, furniture and fixtures	20,335
Land	67,518
Construction in progress	20,426
Intangibles	**30,468**
Patent and trademark rights	4,000
Software	17,551
Facility utility and other rights	8,917
Investments and other assets	**2,311,093**
Investment securities	595,885
Investments in subsidiaries	1,361,915
Investments in equity, other than capital stock	29,184
Investments in equity of subsidiaries, other than capital stock	91,550
Allowance for investment loss	(82,776)
Long-term deposits paid	18,624
Long-term loans	10,433
Deferred tax assets	286,276
Total assets	**4,565,972**

(Notes) 1. In accordance with Japanese Commercial Code regulations, all amounts less than ¥1 million have been omitted.

2. Short-term receivables from subsidiaries ¥ 298,640 million
   Long-term receivables from subsidiaries ¥ 10.442 million
   Short-term payables to subsidiaries ¥ 385,747 million
   Long-term payables to subsidiaries ¥ 1,082 million

3. Accumulated depreciation of tangible fixed assets ¥1,377,616 million

4. Leased assets (computers. etc.) are not included in the above "Fixed assets."

5. Major foreign currency assets and liabilities:

Investments in subsidiaries	US$6,210,887 thousand	(¥832,452 million)
〃	RM 1,384,034 thousand	(¥ 62,709 million)
〃	Stg£ 205,174 thousand	(¥ 47,062 million)
〃	S$ 210,941 thousand	(¥ 16,661 million)
〃	NT$5,045,691 thousand	(¥ 22,084 million)
Investments in equity of subsidiaries, other than capital stock	Euro 155,093 thousand	(¥ 21,115 million)
Bonds	US$1,000,000 thousand	(¥125,267 million)

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**1,395,272**
Trade notes payable	15,998
Trade accounts payable	414,287
Other payables	14,445
Accrued expenses	247,997
Reserve for bonuses	54,828
Accrued income taxes	620
Advance receipts	23,258
Deposits received	318,814
Short-term borrowings	51,600
Employees' deposits	78,696
Deposits from customers	10,322
Bonds (to be redeemed within 1 year)	125,267
Reserve for warranty costs	15,471
Reserve for sales promotion	19,221
Other current liabilities	4,443
Long-term liabilities	**617,324**
Bonds	300,000
Convertible bonds	97,744
Long-term deposits received	1,490
Employee retirement and severance benefits	218,090
Total liabilities	**2,012,597**

Shareholders' Equity

Capital stock	**258,737**
Statutory reserves	**394,136**
Capital reserve	341,387
Legal reserve	52,748
Retained earnings	**1,951,308**
Reserve for advanced depreciation	2,822
Reserve for dividends	89,000
Contingency reserve	1,962,000
Unappropriated deficit at end of period	(102,513)
[Net income (loss) for period	(132,410)]
Unrealized holding gains of available-for-sale securities, etc.	**41,377**
Treasury stock	**(92,184)**
Total shareholders' equity	**2,553,374**
Total liabilities and shareholders' equity	**4,565,972**

(Notes) 6. Discounted export bills of exchange ¥ 218 million

7. Guarantees ¥ 1,659 million

Credit arrangements supported by keepwell agreements with overseas subsidiaries US$137,628 thousand (¥18,338 million)

8. Dividend restrictions:

Of the total net assets, the amount restricted from appropriation to dividends under Article 290, Paragraph 1 of the Japanese Commercial Code is ¥41,377 million.

9. Net income (loss) per share for the period (from April 1, 2001 to March 31, 2002) (63.79) yen

Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Recurring Profit & Loss	
Operating income and expenses	
Net sales	**3,900,790**
Cost of sales	(3,344,354)
Selling, general and administrative expenses	(649,389)
Operating profit (loss)	**(92,952)**
Non-operating income and expenses	
Non-operating income	
Interest and dividend income	79,522
Other	30,870
Non-operating expenses	
Interest expense	(24,267)
Other	(35,652)
Recurring profit (loss)	**(42,480)**
Non-recurring Profit & Loss	
Non-recurring profit	
Profit on sale of tangible fixed assets	3,381
Non-recurring loss	
Loss on business restructuring	(130,572)
Loss on valuation of investment securities	(81,523)
Loss on sale of investment securities	(3,001)
Income (loss) before income taxes	**(254,197)**
Provision for income taxes	
Current	(240)
Deferred	122,026
Net income (loss)	**(132,410)**
Unappropriated retained earnings brought forward from the previous period	42,891
Interim dividend	(12,994)
Unappropriated deficit at end of period	(102,513)

(Notes) 1. Amounts less than ¥1 million have been omitted.

2. Sales to subsidiaries ¥2,003,495 million
   Purchases from subsidiaries ¥2,069,497 million
   Turnover with subsidiaries other than sales and purchases ¥ 46.694 million

3. Loss on business restructuring includes one-time expenses associated with the implementation of employment restructuring initiatives such as the Special Life Plan Assistance Program as well as the restructuring of operating and distribution divisions in Japan.

Summary of Significant Accounting Policies

1. Valuation method of inventories:
   Finished goods, semi-finished goods, work in process ············ Lower of cost (average) or market
   Merchandise, raw materials, supplies ············ Lower of cost determined by last purchase price method, or market
2. Valuation method of securities:
   Investments in subsidiaries and affiliates ············ Valuation at cost, with cost determined by the moving average method
   Other securities
   Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders' equity. The cost of other securities sold is computed based on the moving average method.)
   Items with no market value: valuation at cost, with cost determined by the moving average method
   Derivatives ············ Market valuation method
3. Method of depreciation of tangible fixed assets:
   A reasonable number of years of useful life is determined for different classes of fixed assets to reflect the effects of technical innovation on equipment obsolescence (typically reducing the legally stipulated figure for years of useful life by around 20-30%). Depreciation is calculated using the declining balance method.
4. Method of amortization of intangible assets:
   With regard to the software used in the Company, amortization is computed on the straight-line method based on the logical, useful period of time. Other intangible assets are computed on the straight-line method based on standards identical to the method prescribed by corporate tax law.
5. Accrual for reserve for loss on investments:
   Loss on investments of affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of the companies.
6. Accrual for employee retirement and severance benefits:
   Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transition obligation amounting to ¥42,077 million recognized at the adoption of new accounting standards is being amortized on a straight-line basis over 15 years.
   The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, based on the average years of remaining service of employees at the time such acturial gains and losses arose.
7. Leases:
   Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
8. Basis of hedge accounting:
   The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts, currency options and commodity futures trading. Foreign exchange forward contracts are accounted for using the allocation method.
9. Consumption tax, etc. are excluded from all items in the statement of operations.

Additional information

Change in transaction price:

With respect to sales transactions in the consumer products area in Japan, the Company changed the transaction price to more accurately reflect the actual condition of the market, with the objective of realizing management that can respond quickly and properly to changes in the market to attain customer satisfaction. The new price is lower than the previous one by an amount that is deemed comparable to sales promotion expenses. This change resulted in a decrease in net sales and sales promotion expenses, each by approximately ¥62.5 billion, in this past fiscal year, compared to the case calculated using the previous transaction price. Operating profit is not affected by this change.

(Reference Material)

The consolidated balance sheets and statements of operations of the Company and Matsushita Electric Industrial Co., Ltd.

1. The consolidated balance sheet and statement of operations of the Company are as follows:

Consolidated Balance Sheet

	March 31, 2002
Assets	(in millions of yen)
Current assets	**362,390**
Cash and deposits	45,202
Group deposits	35,560
Trade notes and accounts receivable	139,087
Inventories	58,450
Deferred tax assets	38,568
Other receivables	23,080
Other current assets	22,817
Allowance for doubtful receivables	(375)
Fixed assets	**240,163**
Property, plant and equipment	**68,073**
Buildings and structures	31,959
Machinery, equipment and vehicles	7,497
Tools, furniture and fixtures	10,476
Land	14,857
Construction in progress	3,281
Intangibles	**3,217**
Investments and other assets	**168,873**
Investment securities	57,786
Long-term deposits	14,000
Long-term Group deposits	28,000
Deferred tax assets	50,115
Long-term deposits paid	14,826
Other investments	4,145
Total assets	**602,554**

(Notes) 1. All amounts less than ¥1 million have been omitted.

2. Accumulated depreciation of property, plant and equipment .... ¥138,752 million

3. Group deposits and Long-term Group deposits are deposits with Panasonic Finance (Japan) Co., Ltd., a wholly-owned subsidiary of Matsushita Electric Industrial Co., Ltd., for the purpose of centralization and effective use of funds of Matsushita Group companies.

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**212,536**
Trade notes and accounts payable	78,105
Short-term borrowings	32,441
Accrued income taxes	1,634
Accrued expenses	68,642
Reserve for service maintenance	9,324
Other current liabilities	22,387
Long-term liabilities	**30,792**
Employee retirement and severance benefits	30,792
Total liabilities	**243,328**
Minority interests	**10,848**

Shareholders' Equity

Common stock	**22,856**
Capital surplus	**35,912**
Retained earnings	**288,942**
Unrealized holding gains of available-for-sale securities	**2,319**
Cumulative translation adjustments	**(1,645)**
Treasury stock	**(7)**
Total shareholders' equity	**348,376**
Total liabilities, minority interests and shareholders' equity	**602,554**

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Net sales	**783,781**
Cost of sales	(673,963)
Selling, general and administrative expenses	(173,832)
Operating profit (loss)	**(64,014)**
Non-operating income	
Interest and dividend income	2,253
Other	5,462
Non-operating expenses	
Interest expense	(1,418)
Other	(1,689)
Recurring profit (loss)	**(59,407)**
Non-recurring profit	
Profit on sale of fixed assets	161
Other	422
Non-recurring loss	
Loss on retirement of fixed assets	(372)
Restructuring charges	(11,691)
Income (loss) before income taxes	**(70,886)**
Provision for income taxes	
Current	(3,615)
Deferred	31,996
Minority interests	(695)
Net Income (loss)	**(43,201)**

(Notes) 1. All amounts less than ¥1 million have been omitted.
2. Restructuring charges include the following:
(1) One-time compensation associated with the special early retirement program ¥(8,390) million
(2) Impairment losses associated with the closing of subsidiaries ¥(3,287) million
(3) One-time compensation associated with the regional-based employee remuneration system ¥ (14) million

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2. The consolidated balance sheet and statement of operations of Matsushita Electric Industrial Co., Ltd. (MEI) are as follows. Please note MEI's consolidated financial statements are prepared in conformity with United States generally accepted accounting principles.

Consolidated Balance Sheet

	March 31, 2002
Assets	(in millions of yen)
Current assets	**3,842,031**
Cash and cash equivalents	899,769
Time deposits	521,333
Short-term investments	11,849
Trade notes receivable	72,159
Trade accounts receivable	1,055,076
Allowance for doubtful receivables	(40,298)
Inventories	834,608
Other current assets	487,535
Noncurrent receivables	**316,230**
Investments and advances	**1,331,401**
Property, plant and equipment	**1,440,271**
Land	221,823
Buildings	1,314,122
Machinery and equipment	3,148,408
Construction in progress	66,578
Less accumulated depreciation	(3,310,660)
Other assets	**697,226**
Total assets	**7,627,159**

Liabilities

	March 31, 2002 (in millions of yen)
Current liabilities	**2,486,076**
Short-term borrowings, including current portion of long-term debt	508,064
Trade notes payable	33,331
Trade accounts payable	513,114
Accrued income taxes	25,184
Accrued payroll	106,585
Accrued expenses	688,549
Deposits and advances from customers	109,263
Employees' deposits	136,387
Other current liabilities	365,599
Long-term liabilities	**1,431,768**
Long-term debt	691,892
Employee retirement and severance benefits	718,501
Other long-term liabilities	21,375
Total liabilities	**3,917,844**
Minority interests	**466,231**

Stockholders' Equity

Common stock	**258,737**
Capital surplus	**682,848**
Legal reserve	**82,354**
Retained earnings	**2,461,963**
Accumulated other comprehensive income (loss)	**(150,633)**
Treasury stock	**(92,185)**
Total stockholders' equity	**3,243,084**
Total liabilities and stockholders' equity	**7,627,159**

(Notes) 1. From this fiscal year, the Company has applied the Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133."

2. Accumulated other comprehensive income (loss) breakdown:

Cumulative translation adjustments	¥ (51,287) million
Unrealized holding gains of available-for-sale securities	¥ 50,888 million
Unrealized gains of derivative instruments	¥ 128 million
Minimum pension liability adjustments	¥(150,362) million

Consolidated Statement of Operations

	from April 1, 2001 to March 31, 2002 (in millions of yen)
Net Sales	**6,876,688**
Cost of sales	(5,134,077)
Selling, general and administrative expenses	(1,954,418)
Operating profit (loss)	**(211,807)**
Non-operating income and expenses	
Interest income	33,556
Dividend income	9,162
Interest expense	(41,213)
Restructuring charges	(164,056)
Write-down of investment securities	(92,806)
Other income (loss), net	(80,845)
Income (loss) before income taxes	**(548,009)**
Provision for income taxes	57,211
Minority interests	59,732
Equity in earnings of associated companies	59
Net income (loss)	**(431,007)**

(Note) Restructuring charges include expenses associated with the implementation of early retirement programs and the regional-based employee remuneration system. Other income (loss) includes business restructuring expenses, such as impairment losses and other expenses associated with the closing/integration of several manufacturing facilities.